FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	February	………………………………………… ,	2022

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	February 25, 2022	By ……/s/……… Sachiho Tanino…………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice of Convocation of the Ordinary General Meeting of Shareholders for the 121st Business Term

2. Internet Disclosure for Notice of Convocation of the Ordinary General Meeting of Shareholders for the 121st Business Term

Notice of Convocation of the Ordinary General Meeting of Shareholders for the 121st Business Term
DATE AND TIME March 30 (Wednesday), 2022 at 10:00 a.m. (Japan time) From the perspective of preventing the spread of the novel (The reception will commence at 9:00 a.m.) coronavirus disease (COVID-19), we ask that you to refrain from traveling to the Meeting venue on the date of the PLACE Headquarters of the Company Meeting if at all possible and instead consider the option of 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo exercising your voting rights in writing or via the Internet. MATTERS TO BE Item No.1 Dividend from Surplus RESOLVED Item No.2 Partial Amendment to the Articles of Incorporation Item No.3 Election of Five Directors Item No.4 Election of Two Audit & Supervisory Board Members Item No.5 Grant of Bonus to Directors
Notice of Convocation of the Ordinary General Meeting of Shareholders for the 121st Business Term DATE AND TIME March 30 (Wednesday), 2022 at 10:00 a.m. (Japan time) (The reception will commence at 9:00 a.m.) PLACE Headquarters of the Company 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo MATTERS TO BE Item No.1 Dividend from Surplus RESOLVED Item No.2 Partial Amendment to the Articles of Incorporation Item No.3 Election of Five Directors Item No.4 Election of Two Audit & Supervisory Board Members Item No.5 Grant of Bonus to Directors From the perspective of preventing the spread of the novel coronavirus disease (COVID-19), we ask that you to refrain from traveling to the Meeting venue on the date of the Meeting if at all possible and instead consider the option of exercising your voting rights in writing or via the Internet.

Based on our philosophies of “a respect for humanity” and “an emphasis on original technology,” Canon was founded in 1937 as a camera manufacturer and continued to grow for 30 years under the high ideal of “building the world’s best cameras using our own technology.”

During the age of internationalization in the 1960s, we achieved further growth through structural transformation aimed at “globalization” and “diversification.”

In addition, as internationalization continued to expand around the world, we marked our 50th anniversary of the founding of the Company in 1987. In 1988, we announced our second inauguration and introduced the new corporate philosophy of “kyosei” (harmoniously living and working together with all people of the world).

In accordance with this philosophy of “kyosei,” Canon will continue its business activities aimed at corporate growth and development in the interest of world prosperity and the happiness of humankind.

Index

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 121ST BUSINESS TERM	P. 3
Guidance Notes on the Exercise of Voting Rights Prior to the Meeting	P. 4

REFERENCE DOCUMENTS FOR
GENERAL MEETING OF SHAREHOLDERS
Propositions:
Item No.1 - Dividend from Surplus	P. 6
Item No.2 - Partial Amendment to the Articles of Incorporation	P. 7
Item No.3 - Election of Five Directors	P. 9
Item No.4 - Election of Two Audit & Supervisory Board Members	P. 13
Item No.5 - Grant of Bonus to Directors	P. 16

(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law of Japan)

BUSINESS REPORT
1. Current Conditions of the Canon Group	P. 17
2. Shares of the Company	P. 30
3. Directors and Audit & Supervisory Board Members	P. 31
4. Accounting Auditor	P. 36
5. Systems Necessary to Ensure the Properness of Operations	P. 37

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	P. 41
Consolidated Statements of Income	P. 42

NON-CONSOLIDATED FINANCIAL STATEMENTS
Non-Consolidated Balance Sheets	P. 43
Non-Consolidated Statements of Income	P. 44

AUDIT REPORTS
AUDIT REPORT OF ACCOUNTING AUDITOR
ON CONSOLIDATED FINANCIAL STATEMENTS	P. 45
AUDIT REPORT OF ACCOUNTING AUDITOR	P. 47
AUDIT REPORT OF AUDIT & SUPERVISORY BOARD	P. 49

REFERENCE
Activities of Sustainability	P. 51
Topics	P. 53

The Map of the Place of the General Meeting of Shareholders / Share Handling Procedures

To Our Shareholders

We are pleased to present our notice of convocation of the Ordinary General Meeting of Shareholders for the 121st Business Term (from January 1, 2021 to December 31, 2021). The global economy has remained on track toward recovery overall during the current business term, albeit the trend has varied depending on the country and region, amid progress achieved in implementing measures to address COVID-19 in respective countries along with easing movement restrictions. Meanwhile, production lulls of companies due to a shortage of materials, mainly for semiconductors, arose and pressured distribution systems emerged.

Amid this environment, though the Company encountered difficulties in production of some products, we achieved steady gains in net sales and profits as a result of efforts geared to increasing sales of products and services and generating earnings upon having resumed full-scale sales activities, which had been hampered due to the COVID-19 pandemic.

For the term-end dividend, taking into account our improved performance and our outlook going forward, and also in appreciation for the continued support of our shareholders, we will propose a distribution of 55.00 yen per share at the Ordinary General Meeting of Shareholders for the 121st Business Term. As such, our dividend for the year, including our interim dividend of 45.00 yen per share, will amount to 100.00 yen per share, thereby constituting an increase of 20.00 yen relative to our annual dividend for the 120th Business Term.

During the current business term, the Canon Group started on a new five-year management plan, Phase VI (2021 to 2025) of the “Excellent Global Corporation Plan,” under which we have reorganized our operations into four industry-oriented business groups of Printing, Imaging, Medical, and Industrial. Under the new business group structure, we will seek to improve productivity and fortify our competitive strengths while also taking on challenges of further creating new businesses.

When it comes to the global economy in 2022, the business environment does not warrant optimism amid concerns arising from the prospect of slowing growth due to the spread of COVID-19 variants and the expectation that the semiconductor shortage will be further prolonged. Nevertheless, the Canon Group will make united efforts to overcome this difficulty and further strive to improve our business performance.

We look forward to our shareholders’ continued support and encouragement.

March, 2022

Chairman & CEO     FUJIO MITARAI

Securities Code: 7751 March 4, 2022

TO OUR SHAREHOLDERS

CANON INC.
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo Chairman & CEO Fujio Mitarai

NOTICE OF CONVOCATION

OF

THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FOR THE 121ST BUSINESS TERM

Notice is hereby given that the Ordinary General Meeting of Shareholders for the 121st Business Term of Canon Inc. (the “Company”) will be held as described below.

Although we will hold the Meeting upon having appropriately taken measures to prevent the spread of COVID-19, from the perspective of preventing further transmission of infection, we ask that you to refrain from traveling to the Meeting venue on the date of the Meeting if at all possible and instead consider the option of exercising your voting rights in writing or via the Internet.

The voting deadline in writing or via the Internet is 5:00 p.m. on March 29 (Tuesday), 2022 (Japan time).

1. DATE AND TIME:	March 30 (Wednesday), 2022 at 10:00 a.m. (Japan time)
(The reception will commence at 9:00 a.m.)
2. PLACE:	Headquarters of the Company
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
(Please see the map at the end of this notice.)
3. MATTERS CONSTITUTING THE PURPOSE OF THE MEETING	Matters to be Reported:

1.  Reports on the contents of the Business Report and Consolidated Financial Statements for the 121st Business Term (from January 1, 2021 to December 31, 2021), and reports on the Auditing Results of Accounting Auditor and Audit & Supervisory Board regarding the Consolidated Financial Statements.

2. Reports on the content of the Non-Consolidated Financial Statements for the 121st Business Term (from January 1, 2021 to December 31, 2021).
Matters to be Resolved upon:
Propositions:
Item No.1 - Dividend from Surplus
Item No.2 - Partial Amendment to the Articles of Incorporation
Item No.3 - Election of Five Directors
Item No.4 - Election of Two Audit & Supervisory Board Members
Item No.5 - Grant of Bonus to Directors

•	Upon attending the Meeting, please present the enclosed Voting Form to the receptionist at the place of the Meeting.
•

Shareholders at the Meeting will be subject to temperature checks performed prior to reception. Please be aware that those showing signs of fever or poor physical health may be refused to enter the Meeting venue.

•	Shareholders in attendance will be asked to use hand sanitizer and wear a face mask.
•

There is to be extra distance between seating at the Meeting venue. Also, the number of shareholders allowed entry into the Meeting venue may be limited depending on the number of shareholders who visit. We appreciate your understanding in this regard.

•	Please note that no gift will be provided at the Meeting.
•

Of the documents to be provided upon Notice of Convocation, the following documents have been posted on our website on the Internet (https://global.canon/en/ir/) in accordance with laws and regulations and provisions of the Company’s Articles of Incorporation, and therefore have not been included in this Notice of Convocation: “Stock Acquisition Rights etc. of the Company” of the Business Report; “Consolidated Statement of Equity” and “Notes to Consolidated Financial Statements” of the Consolidated Financial Statements, and; “Non-Consolidated Statement of Changes in Net Assets” and “Notes to Non-Consolidated Financial Statements” of the Non-Consolidated Financial Statements. Documents posted on the aforementioned website have been subject to audit, whereby the Audit & Supervisory Board Members have prepared the Audit Report and the Accounting Auditor has prepared the Audit Report of Accounting Auditor.

•

Any changes in the matters described in Reference Documents for General Meeting of Shareholders, Business Report, Consolidated Financial Statements and Non-Consolidated Financial Statements will be posted on our website on the Internet (https://global.canon/en/ir/).

Guidance Notes on the Exercise of Voting Rights Prior to the Meeting

Shareholders may exercise their voting rights prior to the Meeting in writing (using the Voting Form) or via the Internet as explained below, instead of attending the Meeting in person.

Exercise of Voting Rights by Postal Mail (Using the Voting Form) Please indicate your for/against for each of the propositions on the enclosed Voting Form and send it to us by postal mail. Please indicate your for/against for each of the propositions here. * Item No.3 and Item No.4 If you approve of all of the candidates: Mark the “賛” (for) box with a “○” If you are opposed to all of the candidates: Mark the “否” (against) box with a “○” If you are opposed to some of the candidates: Mark the “賛” (for) box with a “○,” and indicate the numbers for the candidates that you are opposed to Please cut the form at the dotted line, and send this portion of the form by postal mail. You can use the enclosed personal information security sticker on the Voting Form before sending it by postal mail. In the event that your for/against of any proposition is not indicated on the Voting Form, the proposition shall be considered as an indication of for. Voting deadline: To arrive no later than 5:00 p.m. on March 29 (Tuesday), 2022 (Japan time)

Exercise of Voting Rights via the Internet Method of Scanning the QR Code Using Smartphones, etc. for Exercising Voting Rights Please access the website for exercising voting rights by smartphones, etc. by scanning the QR Code*1 printed on the lower right hand-side of the enclosed Voting Form with your smartphone or other such device*2, then exercise your voting rights by following the directions on the screen (You do not need to enter your Code for the Exercise of Voting Rights (ID) and the Password). Please note that exercising voting rights by using this method is available only once. If you wish to revise your for/against selections upon having submitted your votes, it will be necessary to exercise your voting rights again using “Method of Entering the Code for the Exercise of Voting Rights (ID)” as described below. *1. “QR Code” is a registered trademark of DENSO WAVE INCORPORATED. *2. Your device must have an application for scanning QR Codes (or such functionality) in order to exercise your voting rights by using this method Voting deadline: No later than 5:00 p.m. on March 29 (Tuesday), 2022 (Japan time) Method of Entering the Code for the Exercise of Voting Rights (ID) (1) Access the website for exercising voting rights specified by the Company (https://soukai.mizuho-tb.co.jp/). (2) Enter the “Code for the Exercise of Voting Rights (ID)” and the “Password” printed on the lower left hand corner of the reverse side of the enclosed Voting Form, and then click on the “Log-in” button. On the first time you log in, you are required to change your password for security reasons. (3) Exercise your voting rights by following the directions on the screen. Voting deadline: No later than 5:00 p.m. on March 29 (Tuesday), 2022 (Japan time) Code for the Exercise of Voting Rights (ID) and Password

•	Items Required to be Agreed on for the Exercise of Voting Rights via the Internet

(1)	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.
(2)	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.
(3)	The cost of Internet access (access fees to providers, telecommunications fees, etc.) shall be borne by the shareholders.
(4)

Although each of the methods concerning the exercise of voting rights via the Internet has been operationally verified on standard devices connected to the Internet, in some cases, it may not be possible to gain access using certain devices or due to certain circumstances.

•	For Inquiries with Respect to the Exercise of Voting Rights via the Internet
Please contact:

Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd.

Telephone:           0120-768-524 (toll-free, available in Japan only)

Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding the New Year holidays)

To Institutional Investors

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc. is available for institutional investors that have applied to use such platform in advance.

REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS

Item No.1: Dividend from Surplus

The basic policy of the Company is to provide a stable return and actively return profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

We accordingly propose a term-end dividend of 55.00 yen per share for the current business term, an increase of 15.00 yen relative to term-end dividend of the previous term, upon having taken into account steady recovery of our business performance despite adverse effects of COVID-19 culminating in production reductions and logistics disruptions, and in view of our performance outlook going forward.

As we have already paid an interim dividend of 45.00 yen per share, the full-year dividend will be 100.00 yen per share (an increase of 20.00 yen from the previous term).

1. Kind of the dividend property	Cash
2. Matters regarding allocation of the dividend property and its total amount	55.00 yen per one common share of the Company Total amount of dividend 57,517,446,745 yen
3. Effective date of the distribution of the dividend from surplus	March 31, 2022

[Reference] Changes in the amount of dividend per share (Yen)

Interim dividend Term-end dividend Commemorative dividend

6

Item No.2: Partial Amendment to the Articles of Incorporation

1. Reasons for Proposal

Since the system for providing informational materials for the general meeting of shareholders in electronic format has been established as provided for in the Act Partially Amending the Companies Act (Act No. 70 of 2019), and the provisions of the amended Companies Act that stipulates the system are to be enforced on September 1, 2022, the Company will make the following changes to the Articles of Incorporation in preparation for the introduction of the system.

(1)

The proposed amendment to Paragraph 1, Article 14 will newly stipulate that the Company shall take measures for providing information that constitutes the content of informational materials for the general meeting of shareholders of reference documents, etc. for the general meeting of shareholders in electronic format.

(2)

The proposed amendment to Paragraph 2, Article 14 will establish provisions to limit the scope of the items to be stated in the paper-based documents to be delivered to shareholders who requested the delivery of paper-based documents pertaining to informational materials for the general meeting of shareholders pursuant to the amended Companies Act.

(3)

Since Article 14 of the current Articles of Incorporation for Disclosure through Internet and Deemed Delivery of Reference Documents, etc. for General Meetings of Shareholders under the current Companies Act will no longer be required, it will be deleted.

(4)	Accompanying the aforementioned new establishment and deletion, supplementary provisions regarding the effective date, etc. will be established.

2. Substance of Amendment

The substance of the amendment is as follows:

(The amended parts are underlined.)

	Current Articles of Incorporation		Proposed Amendment
Article 1. - Article 13.	(Text omitted)	Article 1. - Article 13.	(Same as present text)

Disclosure through Internet and Deemed Delivery of Reference Documents, etc. for General Meetings of Shareholders

Article 14.   Upon convening a general meeting of shareholders, the Company may deem that the information required to be described or indicated in the reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements has been provided to the shareholders in the event that such information is disclosed, pursuant to ordinances of the Ministry of Justice, through a method that uses the Internet.

(Deleted)
Measures for Providing Information in Electronic Format, etc.
(Newly established)

Article 14.     When the Company convenes a general meeting of shareholders, the Company shall take measures for providing information that constitutes the content of reference documents, etc. for the general meeting of shareholders in electronic format stipulated in Article 325-2 of the Corporation Law.

             2.     Among items for which the measures for providing information in electronic format will be taken, the Company may exclude all or some of those items designated by ordinances of the Ministry of Justice from statements in the paper-based documents to be delivered to shareholders who requested the delivery of paper-based documents stipulated in Article 325-5 of the Corporation Law by the record date of voting rights.

	Current Articles of Incorporation		Proposed Amendment
Article 15. - Article 39.	(Text omitted)	Article 15. - Article 39.	(Same as present text)

	(Newly established)		Supplementary Provisions

(Newly established)

1.  The deletion of Article 14 (Disclosure through Internet and Deemed Delivery of Reference Documents, etc. for General Meetings of Shareholders) of the current Articles of Incorporation and the new establishment of Article 14 (Measures for Providing Information in Electronic Format, etc.) of the proposed amendment shall be effective from the date of enforcement of the revised provisions provided for in the proviso to Article 1 of the Supplementary Provisions of the Act Partially Amending the Companies Act (Act No. 70 of 2019) (hereinafter “Date of Enforcement”).

2.   Notwithstanding the provision of the preceding paragraph, Article 14 of the current Articles of Incorporation shall remain effective regarding any general meeting of shareholders held on a date within six months from the Date of Enforcement.

3.  These Supplementary Provisions shall be deleted on the date when six months have elapsed from the Date of Enforcement or three months have elapsed from the date of the general meeting of shareholders in the preceding paragraph, whichever is later.

Item No.3: Election of Five Directors

The terms of office of all of the five Directors will expire at the end of this Meeting. Accordingly, we propose the election of five Directors.

The Company has a basic policy that the focus of the organizational structure of the Board of Directors is on the Directors that oversee company-wide business strategies or execution and the Directors that oversee multiple business fields or headquarters functions, while at least two Independent Outside Directors are appointed while also assuring that they account for one third or more of the total number of Directors, in order to secure sound management.

The candidates for Directors, based on this basic policy, are as follows:

Candidate No.	Name	Current Position, Business in Charge, etc. at the Company	Board of Directors Meeting Attendance

1	Fujio Mitarai	Chairman & CEO	100% (12/12)
2	Toshizo Tanaka	Executive Vice President & CFO Group Executive of Finance & Accounting Headquarters Group Executive of Public Affairs Headquarters Group Executive of Facilities Management Headquarters	100% (12/12)
3	Toshio Homma	Executive Vice President & CTO Head of Printing Group Chief Executive of Digital Printing Business Operations	100% (12/12)
4	Kunitaro Saida	Director	100% (12/12)
5	Yusuke Kawamura	Director	100% (9/9)

Note: The attendance figures above constitute attendance of the Board of Directors meetings by the respective candidates for Directors during the 121st business term.

reappointed outside director independent director

Candidate No. 1 Reappointed	Fujio Mitarai Date of birth Sep. 23, 1935 Number of the Company’s shares held 144,444 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1961: Entered the Company
Mar. 1981: Director
Mar. 1985: Managing Director
Mar. 1989: Senior Managing Director
Mar. 1993: Executive Vice President
Sep. 1995: President
Mar. 2006: Chairman, President & CEO
May 2006: Chairman & CEO (daihyō torishimariyaku kaichō)
Mar. 2012: Chairman & CEO (daihyō torishimariyaku kaichō ken shachō)
Mar. 2016: Chairman & CEO (daihyō torishimariyaku kaichō)
May 2020: Chairman & CEO (daihyō torishimariyaku kaichō ken shachō) (present)
[Important concurrent posts]
● Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings

Candidate No. 1	[Reasons for being selected as a candidate]

Mr. Fujio Mitarai has supervised the Company’s management as a CEO over the course of many years and has accomplished many things, such as significantly increasing profitability through management reform including production reform, and building a foundation for the transformation of the Company’s business structure for new areas where growth is expected. The Company has selected him as a candidate for Director upon determining that his wealth of expertise and ability related to management, gained from being chairman of Keidanren (“Japan Business Federation”), and holding many important positions in other organizations, are vital to the Company’s management.

Candidate No. 2 Reappointed	Toshizo Tanaka Date of birth Oct. 8, 1940 Number of the Company’s shares held 24,510 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1964: Entered the Company
Mar. 1995: Director
Mar. 1997: Managing Director
Mar. 2001: Senior Managing Director
Mar. 2007: Executive Vice President & Director
Mar. 2008: Executive Vice President & CFO (present)
Apr. 2011: Group Executive of Finance & Accounting Headquarters
Mar. 2014: Group Executive of Human Resources Management & Organization Headquarters
Apr. 2017: Group Executive of Facilities Management Headquarters (present)
Mar. 2018: Group Executive of Public Affairs Headquarters (present)
Apr. 2018: Group Executive of Finance & Accounting Headquarters (present)

Candidate No. 2	[Reasons for being selected as a candidate]

Mr. Toshizo Tanaka has contributed greatly to building the Company’s strong financial position while working for many years as CFO. The Company has selected him as a candidate for Director upon determining that his extensive expertise, insight, and wide range of experience, gained from managing overall corporate administration, are vital to the Company’s management.

Candidate No. 3 Reappointed Candidate No. 4 Reappointed	Toshio Homma Date of birth Mar. 10, 1949 Number of the Company’s shares held 68,752 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1972: Entered the Company
Jan. 1995: Senior General Manager of Copying Machine Development Center
Mar. 2003: Director
Apr. 2003: Group Executive of Business Promotion Headquarters
Jan. 2007: Chief Executive of L Printer Products Operations
Mar. 2008: Managing Director
Mar. 2012: Senior Managing Director
Group Executive of Procurement Headquarters
Mar. 2016: Executive Vice President
Apr. 2016: Chief Executive of Office Imaging Products Operations
Mar. 2017: Executive Vice President & In charge of Office Business
Apr. 2020: Executive Vice President & CTO & In charge of Printing Business
Chief Executive of Digital Printing Business Operations (present)
Apr. 2021: Executive Vice President & CTO (present)
Head of Printing Group (present)

[Reasons for being selected as a candidate]

Mr. Toshio Homma accomplished great things in the commercialization of large-format printing systems after being engaged in the development and commercialization of copying machines over the course of many years. Also, he led procurement reform and contributed to creating a structure to support reducing the cost-of-sales ratio. He is currently in charge of and managing the overall printing business including commercial printing, while also managing the Company’s technological R&D as CTO. The Company has selected him as a candidate for Director upon determining that his broad knowledge and experience are vital to the Company’s management.

	Kunitaro Saida Date of birth May 4, 1943 Number of the Company’s shares held 11,200 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1969: Appointed as Public Prosecutor
Feb. 2003: Superintending Prosecutor of Takamatsu High Public Prosecutors Office
Jun. 2004: Superintending Prosecutor of Hiroshima High Public Prosecutors Office
Aug. 2005: Superintending Prosecutor of Osaka High Public Prosecutors Office
May 2006: Retired from Superintending Prosecutor of Osaka High Public Prosecutors Office
Registered as an attorney (present)
Jun. 2007: Audit & Supervisory Board Member of NICHIREI CORPORATION
Jun. 2008: Director of Sumitomo Osaka Cement Co., Ltd.
Jun. 2010: Director of HEIWA REAL ESTATE CO., LTD.
Mar. 2014: Director (present)
[Important concurrent posts]
● Attorney

[Reasons for being selected as a candidate and expected roles]

Mr. Kunitaro Saida has been serving as an attorney in corporate legal affairs subsequent to his distinguished career as Superintending Prosecutor of High Public Prosecutors Offices (in Takamatsu, Hiroshima and Osaka), and also has experience serving as an Outside Director and an Outside Audit & Supervisory Board Member for other companies. The Company has selected him as a candidate for Outside Director in hopes that he will furnish particularly useful advice drawing on his wealth of experience and high level of expertise regarding legal affairs when taking part in discussions on internal control mechanisms and corporate governance, including from the perspective of ensuring compliance.

Yusuke Kawamura Date of birth Dec. 5, 1953 Number of the Company’s shares held 500 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1977: Entered Daiwa Securities Co. Ltd.
Jan. 1997: General Manager of Syndicate Department of Daiwa Securities Co. Ltd.
Apr. 2000: Professor of Faculty of Economics and the Graduate School of Economics of Nagasaki University
Apr. 2010: Senior Managing Director of Daiwa Institute of Research Ltd.
Jan. 2011: Commissioner of Fiscal System Council of Ministry of Finance
Apr. 2012: Deputy Chairman of Daiwa Institute of Research Ltd.
Feb. 2013: Commissioner of Business Accounting Council of Financial Services Agency (present)
Jun. 2017: Director of Mitsui Sugar Co., Ltd. (currently Mitsui DM Sugar Holdings Co., Ltd.) (present)
Apr. 2019: Executive Counselor of Japan Securities Dealers Association
Apr. 2020: Chairman & CEO of Institute of Glocal Policy Research (present)
Mar. 2021: Director (present)
[Important concurrent posts] ● Director of Mitsui DM Sugar Holdings Co., Ltd. ● Chairman & CEO of Institute of Glocal Policy Research

[Reasons for being selected as a candidate and expected roles]

Mr. Yusuke Kawamura has a wealth of experience as an Outside Director along with capacity as an expert with respect to financial and securities systems as well as strategy for managing financial institutions, given that he worked at a securities company and subsequently served in various positions, including as a university professor, a commissioner of councils of Japan’s Ministry of Finance and Financial Services Agency, and an Executive Counselor of the Japan Securities Dealers Association. The Company has selected him as a candidate for Outside Director in hopes that he will furnish particularly useful advice drawing on his wealth of experience and high level of expertise regarding finance and securities, especially when taking part in discussions on M&A and ESG-related topics from a shareholder and investor perspective.

Notes:	1.	None of the candidates for the Directors have any special interest in the Company.
	2.	Mr. Kunitaro Saida and Mr. Yusuke Kawamura are candidates for Outside Directors defined by Item 7, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporation Law of Japan.
	3.

At HEIWA REAL ESTATE CO., LTD. where Mr. Kunitaro Saida served as External Director until June 24, 2020, employee misconduct relating to real estate transactions was discovered, resulting in the aforesaid company’s recording of extraordinary loss in the second quarter of the fiscal year ended March 31, 2020, in association with that misconduct. Whereas he had been unaware of the misconduct up until its discovery, Mr. Kunitaro Saida has expressed his opinions on measures to prevent recurrence of any such incident, and otherwise has been appropriately making recommendations at the aforesaid company from the perspective of legal adherence and compliance-oriented management.

	4.

Although Mr. Kunitaro Saida and Mr. Yusuke Kawamura do not have the experience of being involved in the management of a company other than in a position of an outside director or outside audit & supervisory board member, the Company judges that they will appropriately perform their duties as Outside Director as outlined above in “Reasons for being selected as a candidate and expected roles.”

	5.

Mr. Kunitaro Saida will have served as Outside Director of the Company for eight years as of the end of this Meeting. Mr. Yusuke Kawamura will have served as Outside Director of the Company for one year as of the end of this Meeting.

	6.

The Company has entered into contracts with Mr. Kunitaro Saida and Mr. Yusuke Kawamura limiting the amount of their damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law of Japan to the limit prescribed by laws and regulations. Should they be elected to the position of Director, the Company will continue the aforementioned contract with them.

	7.

The Company has entered into a directors and officers liability insurance contract with an insurance company as specified in the provision of Paragraph 1, Article 430-3 of the Corporation Law of Japan, whereby the Company’s Directors serve as the insured parties. The insurance covers damages that could arise under situations where an insured party bears liability in regard to performance of his or her duties or where the insured party becomes subject to a claim seeking to hold him or her liable in that regard. Every Director candidate is to be insured under the directors and officers liability insurance contract should they be elected. The contract is to be renewed in September 2022.

	8.

The Company has notified Mr. Kunitaro Saida and Mr. Yusuke Kawamura as independent directors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange. Should they be elected to the position of Director, the Company will continue to make both of them independent directors. Although the Company has compensated Mr. Kunitaro Saida for his advisory services rendered prior to him having assumed the post of Director of the Company, the remuneration was not substantial given that it amounted to no more than 12 million yen annually, and his contract in that regard has already expired. Accordingly, the Company judges that his independence is not affected by the aforesaid circumstances.

Additional Note for English Translation:
	Mr. Fujio Mitarai, Mr. Toshizo Tanaka and Mr. Toshio Homma are Representative Directors.

Candidate no. 5 outside director independent director reappointed

Item No.4: Election of Two Audit & Supervisory Board Members

The terms of office of Audit & Supervisory Board Members Mr. Ryuichi Ebinuma and Mr. Koichi Kashimoto will expire at the end of this Meeting. Accordingly, we propose the election of two Audit & Supervisory Board Members.

The Company has a basic policy to have Audit & Supervisory Board Members that are familiar with the Company’s businesses or its management structure, or that have extensive knowledge in specialized areas such as law, finance and accounting. The candidates for Audit & Supervisory Board Member, based on this basic policy, are as follows:

Prior to our proposal of this item, we have already obtained the consent of the Audit & Supervisory Board.

	Katsuhito Yanagibashi Date of birth Aug. 25, 1957 Number of the Company’s shares held 4,200 shares	Brief personal record, position and important concurrent posts
As of
Apr. 1980: Entered the Company
Jan. 2007: General Manager of Consolidated Accounting Division of Finance & Accounting Headquarters
Jan. 2010: Senior General Manager of Global Accounting Planning Administration Center of Finance & Accounting Headquarters
Jan. 2013: Senior General Manager of Accounting Standards & System Promotion Center of Finance & Accounting Headquarters
Jan. 2017: Senior Principal of Finance & Accounting Headquarters
Newly appointed		Jun. 2017: Audit & Supervisory Board Member of Toshiba Medical Systems Corporation (currently Canon Medical Systems Corporation)

Aug. 2017: Left the Company
Mar. 2021: Advisor of Canon Medical Systems Corporation (present)

[Reasons for being selected as a candidate]

Mr. Katsuhito Yanagibashi engaged in practical aspects of consolidated financial settlement and other such duties of the Company’s accounting operations over many years, and has furthermore served as a supervisor in charge of developing and promoting internal control systems related to group-wide finance, and as Audit & Supervisory Board Member of a core company of the Canon Group. Given that he has a wealth of expertise related to finance, corporate accounting and internal controls based on such experience, the Company has selected him as a candidate for Audit & Supervisory Board Member in hopes that he will utilize such expertise in improving the appropriateness of audits.

	Koichi Kashimoto Date of birth Jul. 2, 1961 Number of the Company’s shares held 2,900 shares	Brief personal record, position and important concurrent posts
As of
Apr. 1984: Entered The Dai-ichi Mutual Life Insurance Company
Apr. 1997: Manager of Government Relations Dept. of The Dai-ichi Mutual Life Insurance Company
Apr. 2005: General Manager of Corporate Administration Center of The Dai-ichi Mutual Life Insurance Company
Apr. 2009: Managing Director of Dai-ichi Life International (Europe) Limited
Apr. 2012: General Manager of Secretarial Dept. of The Dai-ichi Life Insurance Company, Limited

 Apr.  2016:   Senior General Manager of Secretarial Dept. (in charge of Secretarial Dept. and General

                      Affairs Dept.), and Senior General Manager of Group General Affairs Unit of The Dai-ichi

                      Life Insurance Company, Limited

Outside Audit & Supervisory Board Member

 Oct. 2016:   Senior General Manager of Secretarial Dept. (in charge of Secretarial Dept. and General

                      Affairs Dept.) of The Dai-ichi Life Insurance Company, Limited, and Senior General

                      Manager and Chief of General Affairs Unit of Dai-ichi Life Holdings, Inc.

 Mar.  2018:   Audit & Supervisory Board Member (present)

Independent Audit & Supervisory Board Member

[Reasons for being selected as a candidate]

Mr. Koichi Kashimoto has, over many years, been involved in business management of a major life insurance company, has served as a supervisor of general affairs including legal affairs, and furthermore has extensive international experience. The Company has selected him as a candidate for Outside Audit & Supervisory Board Member given expectations that he will utilize such knowledge and experience in performing audits encompassing the Canon Group, including its overseas operations.

Candidate no. 1 Candidate no. 2 outside director independent director

Notes:	1.	None of the candidates have any special interest in the Company.
	2.	Mr. Koichi Kashimoto is a candidate for Outside Audit & Supervisory Board Member defined by Item 8, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporation Law of Japan.
	3.

Although Mr. Koichi Kashimoto does not have the experience of being involved in the management of a company other than in a position of an outside audit & supervisory board member, the Company judges that he will appropriately perform his duties as Outside Audit & Supervisory Board Member by utilizing experience and expertise he has gained in having served as a supervisor in charge of general affairs including legal affairs, in addition to his having engaged in business management of a major life insurance company, as outlined above.

	4.	Mr. Koichi Kashimoto will have served as Outside Audit & Supervisory Board Member of the Company for four years as of the end of this Meeting.
	5.

The Company has entered into a contract with Mr. Koichi Kashimoto limiting the amount of his damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law of Japan to the limit prescribed by laws and regulations. Should he be elected to the position of Audit & Supervisory Board Member, the Company will continue the aforementioned contract with him.

	6.

The Company has entered into a directors and officers liability insurance contract with an insurance company as specified in the provision of Paragraph 1, Article 430-3 of the Corporation Law of Japan, whereby the Company’s Audit & Supervisory Board Members serve as the insured parties. The insurance covers damages that could arise under situations where an insured party bears liability in regard to performance of his or her duties or where the insured party becomes subject to a claim seeking to hold him or her liable in that regard. Should each candidate be elected to the position of Audit & Supervisory Board Member, each person is to be insured under the directors and officers liability insurance contract. The contract is to be renewed in September 2022.

	7.

The Company has notified Mr. Koichi Kashimoto as an independent audit & supervisory board member to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange. Should he be elected to the position of Audit & Supervisory Board Member, the Company will continue to make him an independent audit & supervisory board member. Moreover, The Dai-ichi Life Insurance Company, Limited, to which he belonged in the past, is a shareholder of the Company, and its shareholding ratio is approximately 2.3% (the shareholding ratio is calculated by deducting the number of treasury shares from total shares issued). In addition, although there are transactions based on insurance contracts between the aforesaid company and the Company, the annual gross amount of these transactions is less than 1% of either the Company’s or the aforesaid company’s annual net sales. Accordingly, the Company judges that his independence is not affected by the aforesaid circumstances.

[Reference]

“Independence Standards for Independent Directors/Audit and Supervisory Board Members” of the Company

The Company has established the “Independence Standards for Independent Directors/Audit and Supervisory Board Members” resolved by the Board of Directors with the consent of all Audit and Supervisory Board Members, in order to clarify the standards for ensuring independence of Independent Directors/Audit and Supervisory Board Members of the Company, taking into consideration Japan’s Corporate Governance Code (Principle 4.9) and the independence criteria set by securities exchanges in Japan.

Independence Standards for

Independent Directors/Audit and Supervisory Board Members

Canon Inc. deems that a person who satisfies the requirements for Outside Directors/Audit and Supervisory Board Members prescribed by the Corporation Law of Japan, and meets the independence criteria set by securities exchanges in Japan, and does not fall into any of the items below, is an “Independent Director/Audit and Supervisory Board Member” (a person who is independent from the management of Canon Inc. and unlikely to have conflicts of interest with general shareholders).

1.

A person/organization for which Canon Group (Canon Inc. and its subsidiaries; hereinafter the same) is a major client, or a major client of Canon Group, or an executing person of such organization or client

2.	A major lender to Canon Group, or an executing person of such lender
3.	A large shareholder of Canon Inc., or an executing person of such shareholder
4.	A person/organization receiving large amounts of contributions from Canon Group, or an executing person of such organization
5.

A consultant, accounting professional or legal professional who has received a large amount of money or other properties from Canon Group, other than as compensation for being a director/Audit and Supervisory Board Member (if the recipient is a corporation, partnership or any other organization, this item applies to any person belonging to said organization.)

6.

A certified public accountant belonging to the audit firm engaged to conduct the statutory audit of Canon Group (including any such accountant to whom this item has applied in the last 3 business years)

7.	An executing person of another company in cases where an executing person of Canon Group is an outside director/Audit and Supervisory Board Member of such other company
8.

An immediate family member (spouse and a relative within the second degree of kinship) of any of the persons listed in each of items 1 to 7; provided, however that the persons to whom this is applicable shall be limited to key executing persons such as directors, executive officers of companies and partners of advisory firms

(Notes)

*

In item 1, “major” means in cases where the total amount (for any business year during the last 3 business years) of transactions between Canon Group and such client exceeds 1% of the consolidated sales of Canon Group or such client.

*	In item 2, “major” means in cases where the debt outstanding exceeds 1% of the consolidated total assets of Canon Inc. for any business year during the last 3 business years.
*	In item 3, “a large shareholder” means a shareholder who directly or indirectly holds 5% or more of the total voting rights of Canon Inc.
*

In item 4, “a large amount” means in cases where the total amount of contributions exceeds JPY 12 million (in cases where the recipient is an individual) or 1% of the annual gross income of such recipient (in cases where the recipient is an organization), for any business year during the last 3 business years of Canon Inc.

*

In items 1 to 4 and 7, an “executing person” means an executive director, executive officer and employee including manager (in items 1 to 4, including a person to whom this item has applied in any business year during the last 3 business years).

*

In item 5, “a large amount” means in cases where the total amount of money or other properties received by said consultant, etc., exceeds JPY 12 million (in cases where the recipient is a person) or 1% of the annual gross sales of such consultant, etc. (in cases where the recipient is an organization), for any business year during the last 3 business years of Canon Inc.

Item No.5: Grant of Bonus to Directors

We propose that bonus be granted to the three Directors excluding Outside Directors as of the end of this term, which totals 231,900,000 yen.

Remuneration for Directors consists of a basic remuneration, a bonus, and stock-type compensation stock options.

The Nomination and Remuneration Advisory Committee has furnished its confirmation with respect to the aforementioned bonus amount, in accordance with the “Policy on Decisions on the Content of Remunerations for Individual Directors” (pages 33 to 34), stipulated at the meeting of the Board of Directors held on January 18, 2021.

(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law of Japan)

BUSINESS REPORT (From January 1, 2021 to December 31, 2021)

1. Current Conditions of the Canon Group

(1) Business Progress and Results

General Business Conditions

The global economy during the 121st Business Term (from January 1, 2021 to December 31, 2021) remained on track toward recovery overall, albeit the trend has varied depending on the country and region, amid a gradual turnaround in economic activity associated with progress achieved with measures taken to address COVID-19 in respective countries along with easing of restrictions imposed on freedom of movement. However, inflation has risen worldwide given the emergence of pressure on distribution due to labor shortages and other such factors, in addition to stagnating production affecting numerous manufacturers largely due to shortages of materials.

As for exchange rates, the yen depreciated against both the U.S. dollar and the euro on an annual average basis compared with the previous term.

Amid such circumstances, the Canon Group endeavored to secure sales and profits in part by raising prices and focusing on sales of products with high profit margins in an attempt to offset adverse effects of production reductions and higher costs of procurement and distribution.

Turning to the state of our businesses, unit sales of office multifunction devices (MFDs) exceeded those of the previous term despite our having encountered shortages of semiconductor components. Meanwhile, sales of related services and consumable supplies mounted a recovery in alignment with a situation where business activities have gradually normalized.

Laser printers and inkjet printers achieved higher sales despite the emergence of difficulties in supplying products due to production reductions brought about by the resurgence of COVID-19 infections in Southeast Asia.

Four New Businesses Where Future Growth is Expected
Commercial Printing	Network Cameras

Sheet-fed presses that realize high image quality with a wide variety of media	Network cameras that meet safety and security needs

Interchangeable-lens digital cameras encountered an increase in sales, backed by continuing strong sales of full-frame mirrorless cameras along with strong results from interchangeable lenses amid expansion of the product lineup. Sales of network cameras also increased as a result of efforts to increase sales in terms of tapping growing demand brought about by an increasingly diverse range of applications.

In medical equipment, sales increased due to factors that include growing demand in Japan against a backdrop of government measures to support medical institutions, rising demand in North America, and sales of equipment such as computed tomography (CT) systems and diagnostic ultrasound systems. In September, the Company brought Redlen Technologies Inc. of Canada into the Canon Group, thereby gaining access to its cutting-edge semiconductor technology, instrumental in developing next-generation CT systems that will lead to dramatic progress in tomography capabilities.

Unit sales of semiconductor lithography equipment exceeded those of the previous term amid firm performance underpinned by aggressive capital investment among semiconductor manufacturers. Meanwhile, against a backdrop of steady panel demand, unit sales of FPD (Flat Panel Display) lithography equipment also greatly surpassed those of the previous term as restrictions on installation activities in the previous term were eased.

As a result of the above, consolidated net sales for this term was 3,513.4 billion yen (up 11.2% from the previous term). Consolidated income before income taxes was 302.7 billion yen (up 132.4% from the previous term). Consolidated net income attributable to Canon Inc. was 214.7 billion yen (up 157.7% from the previous term).

Medical	Industrial Equipment

MRI systems that realize both high image quality and shorter examination time	OLED display manufacturing equipment that possesses overwhelming competitive strength

Highlights of Results

•

During this term, the global economy generally remained on a path of recovery, as economic activity gradually recovered, largely due to the progress of measures against COVID-19 in various countries. In such an environment, consolidated net sales increased by 11.2% year on year owing to recovery of demand in each business unit, including ongoing strong demand for mirrorless cameras and lithography equipment.

•	In addition, consolidated net income attributable to Canon Inc. increased by 157.7% year on year as a result of structural reforms implemented thus far and group-wide improvements in productivity.

Notes:	1.

From this term, Canon has changed the name and structure of segments to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial and Others Business Unit. The same restatement has been applied in relation to the previous terms.

	2.	The totals do not amount to 100% because the consolidated sales of each business unit include the sales relating to intersegment transactions.

Changes in net sales and profits net sales (100 millions of yen) income before income taxes (100 millions of yen) net income attributable to canon inc. (100 millions of yen) 50,000 40,000 30,000 20,000 10,000 117th 118th 119th 120th 121th 35,134 3,027 2,147 constitution of sales by region constitution of sales by operations 23.3% sales 8,192 americas 27.6% sales 9,688 japan 23.6% sales 8,304 europe 25.5% sales 8,949 industrial and others business unit 15.5% sales 5,457 change from the previous term 18.2% printing business unit 55.2% sales 19,388 change from the previous term 7.4% medical business unit 13.7% sales 4,804 change from the previous term 10.2% imaging business unit 18.6% sales 6,535 change from the previous term 20.7% total sales 35,134 change from the previous term 11.2%

Business Conditions by Operations

Printing Business Unit

In office MFDs, we encountered lulls in production largely due to the shortage of semiconductor components, yet sales increased with unit sales having exceeded those of the previous term amid recovering demand that had fallen due to the COVID-19 pandemic, in addition to the recovery in demand for services and consumable supplies in step with a gradual normalization of business activities.

As for products for the Prosumer market, sales in the laser printer category increased due to strong performance of consumable supplies, and despite unit sales having underperformed those of the previous term due to production reductions among Southeast Asian production sites associated with the spread of COVID-19. Likewise with inkjet printers, even with unit sales having decreased due to production reductions, sales exceeded those of the previous term as a result of having been buoyed by firm home-use demand in addition to focus having been placed on sales of products with high profit margins.

Sales increased with respect to products for the production printing market amid firm performance of machines, services and consumable supplies.

As a result, on a consolidated basis, sales for this business unit increased by 7.4% to 1,938.8 billion yen in comparison to the previous term.

change in sales (100 millions of yen)

Imaging Business Unit

In interchangeable-lens digital cameras, the EOS R5 and EOS R6 full-frame mirrorless cameras continued to sell well. Launched during the fourth quarter of this term, the EOS R3 featuring the high reliability and performance sought by professional photographers and advanced amateurs was well received. Unit sales of digital cameras overall remained on par with those of the previous term as a result of product supply having been affected by the semiconductor component shortage. However, sales exceeded those of the previous term due to strong performance of highly profitable models and sales of RF-series interchangeable lenses for the EOS R system increased significantly amid expansion of the product lineup.

In network cameras, we encountered issues with product supply against a backdrop of component shortages. However, amid the likelihood of further market expansion against a backdrop of an increasing range of applications for purposes other than crime prevention and disaster monitoring, sales increased as a result of our aggressive engagement in providing video analysis and management software and expanding the visual solutions business, while taking on efforts to enhance sales activities.

As a result, on a consolidated basis, sales for this business unit increased by 20.7% to 653.5 billion yen in comparison to the previous term.

change in sales (100 millions of yen)

Medical Business Unit

Although the shortage of semiconductors and other components weighed on the production of medical equipment, unit sales of CT systems and diagnostic ultrasound systems increased steadily, particularly in Japan where robust demand was underpinned by the government’s measures to support medical institutions and in North America where a strengthened sales framework contributed to the result, amid ongoing economic recovery there.

Orders have been increasing since the latter half of the year amid recovery in demand for large-scale equipment such as angiography systems and Magnetic Resonance Imaging (MRI) systems, in addition to CT systems and diagnostic ultrasound systems.

We have developed and launched a new generation of CT systems designed to provide minimally invasive, low-noise and super-resolution imaging enlisting technology developed utilizing AI in the fourth quarter.

As a result, on a consolidated basis, sales for this business unit increased by 10.2% in comparison to the previous term to a record-high of 480.4 billion yen.

change in sales (100 millions of yen)

Industrial and Others Business Unit

Unit sales of semiconductor lithography equipment exceeded those of the previous term amid continuance of active capital investment among semiconductor manufacturers against a backdrop of heightening semiconductor demand across a wide range of fields including data centers, electric vehicles (EV), and the IoT-related domain. In addition, unit sales of FPD lithography equipment significantly exceeded those of the previous term, which had been subject to a lull in installations largely due to overseas travel restrictions associated with the spread of COVID-19. The increase in unit sales is attributable to robust demand for display panels for PCs and tablet devices due to remote work arrangements becoming more common and escalating stay-at-home demand. Sales of OLED display manufacturing equipment underperformed those of the previous term partially due to customer adjustments to capital investment schedules.

As a result, on a consolidated basis, sales for this business unit increased by 18.2% to 545.7 billion yen in comparison to the previous term.

change in sales (100 millions of yen)

(2) Facilities Investment

The investment in facilities by the Canon Group during this term totaled 151.9 billion yen (57.8 billion yen by the Company), which are mainly as follows:

Main facilities completed during this term	Main facilities under construction for establishment / expansion as of the end of this term

Canon Mold Co., Ltd.:	Canon Inc.:
New Production Base	New Production Base of Hiratsuka Plant
(Industrial and Others Business Unit)	(Industrial and Others Business Unit)
Location: Kasama-shi, Ibaraki Pref., Japan	Location: Hiratsuka-shi, Kanagawa Pref., Japan
Date of Completion: April, 2021
*Leased to Canon Mold Co., Ltd. by the Company

(3) Business Challenges and Countermeasures

Last year (the 121st Business Term), the Canon Group started a new five-year management plan, Phase VI (2021 to 2025) of the “Excellent Global Corporation Plan,” and under our basic policy to “accelerate our corporate portfolio transformation by improving productivity and creating new businesses,” we reorganized our business divisions and group companies into four industry-oriented business groups of “Printing,” “Imaging,” “Medical,” and “Industrial” in order to further promote the transformation of the business portfolio whose foundation was established in Phase V (2016 to 2020). We also launched a new organization to accelerate the commercialization of, among others, a materials business and sales of components such as sensors to outside businesses.

During the past year, which was the first year of Phase VI, many production sites of the Canon Group closed temporarily due to lockdowns as the global COVID-19 pandemic continued without being contained. We were also forced to reduce production due to shortages of materials, mainly for semiconductors, and logistics disruptions. However, because economic activities resumed with increased availability of vaccinations, we were able to achieve an increase in both sales and profits through responding to a recovery in demand.

As we enter this year, although there are still no projections as to when the COVID-19 pandemic will be brought under control and disruptions in production and logistics are expected to continue, we believe that the fundamentals of the Canon Group’s business environment are sound and have not changed from last year. Accordingly, under the basic policy of Phase VI that we have been carrying out since the past year, we will focus on the following measures.

1.	Thoroughly strengthen competitiveness of industry-oriented business groups

While creating new businesses by combining technologies, revising the business domains, and utilizing M&A and other measures for each industry-oriented business group, as well as by strengthening the development, production, and sales framework, we will thoroughly enhance business competitiveness.

1)	Printing Group

In the age of digital transformation (DX), although the shift to paperless documents will continue in the future given that the volume of printed pages at offices is being reduced as much as possible, printing demand is expected to remain steady based on the need to share ideas and work results. Due to the spread of the COVID-19, the adoption of hybrid working styles that combine office work with teleworking is accelerating and there are demands to utilize cloud computing, etc. for providing printing environments and services not constrained to a certain workplace. The Canon Group aims to be No. 1 in the world in the office and home printing field by utilizing two digital printing technologies, namely electrophotographic technology as well as inkjet technology, and the strengths of its worldwide sales and service network, and by focusing on providing printing solutions that meet the needs of the DX age.

In addition, in the fields of catalog printing and other commercial printing and label printing, package printing and other industrial printing where there is expected to be a further shift from analog to digital in the future, we will take this opportunity to enhance workflow software that contributes to labor savings and supports increases in added value, as well as to introduce new competitive products to the market one after the other utilizing the collective strengths of the entire group and establish a strong position.

2)	Imaging Group

Although the overall market for digital cameras has shrunk significantly due to the widespread use of smartphones, sales of mirrorless cameras equipped with full-frame sensors were strong even during the COVID-19 pandemic and demand for high image quality photos was steady. As a company with the world’s leading optical technology, the Company will continue to introduce cameras and interchangeable lenses to the market one after the other according to this demand, and establish its position as No. 1 in the world for mirrorless cameras by focusing on professional photographers and advanced amateurs who value “high image quality.” In addition, given the increasing use and application of virtual reality images, 3D images and 360° images in various fields recently, we are working to capture these new video-experience markets using the Free Viewpoint Video System, the EOS VR System, which was introduced last year, and MREAL, etc., in order to expand the business.

In the broadcasting and video production field, we will strengthen our lineup of high image quality remote camera systems in accordance with the continuing increase in IP streaming demand.

In the network camera field, the Company will strengthen its presence in the security field, including for smart cities, utilizing the collective strength of the entire group, which includes Axis, one of the world’s leading manufacturers, Milestone Systems, a video management software vendor, and BriefCam, a video analytics software vendor. At the same time, for quality inspection work at production sites, out-of-stock detection at distribution centers, crowd level detection at shops and exhibition sites and other such uses go beyond the original scope of security, we are working on developing products and services that provide DX solutions that utilize video for various operations.

In the mobility field which is undergoing tremendous changes, such as autonomous vehicles, we are working on entering the in-vehicle camera and traffic infrastructure businesses by leveraging the optical and network technology that the Company has refined over its long history, and will contribute to the widespread use of driving support and other mobility services.

3)	Medical Group

In order to respond to medical treatments that are becoming more advanced, we will expand the business domains to include healthcare IT and in vitro diagnostics with the diagnostic imaging business as the core, aiming to contribute to medical treatment around the world.

In the diagnostic imaging business, we will utilize Redlen, which was acquired last year, in order to promote development of photon-counting CT technology that makes it possible to achieve both unprecedented diagnostic functions and a significant reduction in radiation exposure, and are focused on early commercialization. In addition, by using Quality Electrodynamics’s RF coil technology, which is a core technology for MRI systems, and other original technologies of the group companies, as well as by applying image-processing technologies, etc. that utilize AI, we will develop the next-generation high-performance MRI systems. In diagnostic ultrasound systems, we will work to reduce costs by standardizing platforms, bringing production in-house and utilizing Canon’s production technology. Furthermore, by strengthening the sales network, with a particular focus on the United States, we aim to have the No. 1 global market share for CT systems and be in the world’s top group for other diagnostic imaging systems.

In the healthcare IT field, by enabling medical institutions to integrate image and non-image data collected in clinical settings, analyze and process the data utilizing AI and other technologies and provide the data worldwide, we aim to offer high-quality diagnostic support and facilitate efficient medical treatment. In addition, in the in vitro diagnostics field, we will expand our portfolio into domains on the periphery of diagnostic equipment, such as test reagents for COVID-19, and expand the business.

In the component business, we will expand the existing business by cultivating new customers, consolidating sales functions, etc., and while also looking at growth opportunities through M&A, we will offer multi-layered solutions, comprised of completed products, modules, processes, services, etc., aiming to expand the BtoB business, whose sales account for 10% or more of the total sales of the Medical Group.

4)	Industrial Group

Given the widespread use of the 5G communications standard and cloud computing, demand for semiconductors, such as IC and memory chips, is expected to continue growing in the future. In addition, due to the increase in individualized listening, viewing and learning using online distribution and the shift to images with higher resolution, demand for LCD panels and OLED panels is expected to be strong. Production of the Canon Group’s semiconductor manufacturing equipment, FPD lithography equipment and OLED display manufacturing equipment is continuing at almost full capacity. Recognizing that our ability to respond flexibly to increased demand is an important issue, we will enhance the production system utilizing the collective strength of the entire group and strengthen our customer support system. In addition, we will increase our product strengths through improved performance and additional functions that contribute to raising customer productivity, and work to expand our market share.

At the same time, we will promote technological development with a view to expanding the application of nanoimprint lithography technology, aiming for early commercialization, and focus on establishing next-generation manufacturing technology for OLED displays. Furthermore, we will create new products and services that combine core technologies in the group, such as ultra-precision positioning, ultra-precision processing and vacuum systems, and aim to expand the business domains by providing our customers with new value.

2.	Improve group-wide productivity through extensive reinforcement of Canon’s global headquarter functions

We will reaffirm our commitment to thorough cash flow management throughout the entire group and further strengthen the financial foundation. In Japan, we will improve the productivity of white-collar employees by redistributing human resources to growth areas in accordance with changes in the business portfolio and promoting highly streamlined work using DX and other measures. In addition, in order to rebuild the production system to create a resilient system integrated horizontally across the group, we are working to further increase automation and in-house production in all businesses through horizontal expansion of production technologies, and will continue striving to achieve thorough cost reductions.

With pursuing the above challenges in particular, the Canon Group aims to achieve net sales of 4,500.0 billion yen or more, an operating profit ratio of 12% or more, a net income ratio of 8% or more, and a shareholders’ equity ratio of 60% or more in 2025, which is the final year of Phase VI.

(4) Status of Assets and Earnings

	117th Business Term (Jan. 1, 2017-Dec. 31, 2017)	118th Business Term (Jan. 1, 2018-Dec. 31, 2018)	119th Business Term (Jan. 1, 2019-Dec. 31, 2019)	120th Business Term (Jan. 1, 2020-Dec. 31, 2020)	121st Business Term (Jan. 1, 2021-Dec. 31, 2021)
Net Sales (100 millions of yen)	40,800	39,519	35,933	31,602	35,134
Income before Income Taxes (100 millions of yen)	3,545	3,624	1,955	1,303	3,027
Net Income Attributable to Canon Inc. (100 millions of yen)	2,421	2,524	1,250	833	2,147
Basic Net Income Attributable to Canon Inc. Shareholders Per Share (yen)	223.03	233.80	116.79	79.37	205.35
Total Assets (100 millions of yen)	52,016	49,030	47,719	46,256	47,509
Total Canon Inc. Shareholders’ Equity (100 millions of yen)	28,640	28,206	26,855	25,750	28,738

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	Basic net income attributable to Canon Inc. shareholders per share is calculated based on the weighted average number of outstanding shares during the term.

(5) Main Activities

The Canon Group is engaged in the development, manufacture and sales of the following products.

Operations	Main Products

Printing Business Unit

Office Multifunction Devices (MFDs), Document Solutions, Laser Multifunction Printers (MFPs), Laser Printers, Inkjet Printers, Image Scanners, Calculators, Digital Continuous Feed Presses, Digital Sheet-Fed Presses, Large Format Printers

Imaging Business Unit

Interchangeable-Lens Digital Cameras, Interchangeable Lenses, Digital Compact Cameras, Compact Photo Printers, Network Cameras, Video Management Software, Video Content Analytics Software, Digital Camcorders, Digital Cinema Cameras, Broadcast Equipment, Multimedia Projectors

Medical Business Unit

Computed Tomography (CT) Systems, Diagnostic Ultrasound Systems, Diagnostic X-ray Systems, Magnetic Resonance Imaging (MRI) Systems, Clinical Chemistry Analyzers, Digital Radiography Systems, Ophthalmic Equipment

Industry and Others Business Unit

Semiconductor Lithography Equipment, FPD (Flat Panel Display) Lithography Equipment, OLED Display Manufacturing Equipment, Vacuum Thin-Film Deposition Equipment, Die Bonders, Handy Terminals, Document Scanners

(6) Employees

Consolidated		(Breakdown by Operation)

Number of Employees		Office Business Unit	Imaging System Business Unit	Medical System Business Unit	Industry and Others Business Unit	Corporate
184,034 persons	(Increase of 2,137 persons from the previous term)	122,864 persons	25,761 persons	12,769 persons	14,053 persons	8,587 persons

Non-Consolidated

Number of Employees

25,377 persons	(Decrease of 336 persons from the previous term)

(7) Major Lenders

Lenders	Funds Borrowed

Mizuho Bank, Ltd.	104.4 billion yen

MUFG Bank, Ltd.	69.6 billion yen

(8) Principal Subsidiaries

Subsidiaries

Company Name	Capital Stock	Ratio of Voting Rights of the Company (%)	Main Activities

Canon Marketing Japan Inc.	73,303 millions of yen	58.5	Sale of business machines, cameras, etc. in Japan

Canon Electronics Inc.	4,969 millions of yen	55.2	Manufacture and sale of information related equipment and precision machinery units for cameras

Oita Canon Inc.	80 millions of yen	100.0	Manufacture of cameras

Canon U.S.A., Inc.	204,355 thousands of U.S.$	100.0	Sale of business machines, cameras, etc. in the Americas

Canon Europa N.V.	360,021 thousands of Euro	100.0	Sale of business machines, cameras, etc. in Europe

Canon Singapore Pte. Ltd.	7,000 thousands of Singapore $	100.0	Sale of business machines, cameras, etc. in Southeast Asia

Canon Vietnam Co., Ltd.	94,000 thousands of U.S.$	100.0	Manufacture of inkjet printers and laser printers

Canon Medical Systems Corporation	20,700 millions of yen	100.0	Development, manufacture, and sale of medical equipment

Canon Medical Systems USA, Inc.	262,250 thousands of U.S.$	100.0	Sale of medical equipment in the U.S.

Notes:	1.

The ratio of the Company’s voting rights in Canon Marketing Japan Inc. is calculated together with the number of voting rights held by subsidiaries of the Company. Furthermore, the ratios of the Company’s voting rights in Canon Europa N.V. and Canon Medical Systems USA, Inc. are made up of the number of voting rights held by subsidiaries of the Company.

	2.	The status of the specified wholly-owned subsidiary as of the end of this term was as follows:
		Name of specified wholly-owned subsidiary: Canon Medical Systems Corporation
		Address of specified wholly-owned subsidiary: 1385 Shimoishigami, Otawara-shi, Tochigi Pref., Japan
		Book value of shares of specified wholly-owned subsidiary at the Company: 658,304 million yen
		Amount of total assets of the Company: 2,819,215 million yen

Consolidated Status

The number of consolidated subsidiaries was 329, and the number of affiliated companies accounted for by the equity method was 10 as of the end of this term.

(9) Canon Group Global Network

Major Domestic Bases

Canon Inc.	R&D, Manufacturing and Marketing	Manufacturing
Headquarters [Tokyo]	Canon Electronics Inc. [Saitama Pref.]	Oita Canon Inc. [Oita Pref.]
Yako Office [Kanagawa Pref.]	Canon Finetech Nisca Inc. [Saitama Pref.]	Nagasaki Canon Inc. [Nagasaki Pref.]
Kawasaki Office [Kanagawa Pref.]	Canon Precision Inc. [Aomori Pref.]	Canon Chemicals Inc. [Ibaraki Pref.]
Tamagawa Office [Kanagawa Pref.]	Canon Components, Inc. [Saitama Pref.]	Oita Canon Materials Inc. [Oita Pref.]
Kosugi Office [Kanagawa Pref.]	Canon ANELVA Corporation [Kanagawa Pref.]	Fukushima Canon Inc. [Fukushima Pref.]
Hiratsuka Plant [Kanagawa Pref.]	Canon Machinery Inc. [Shiga Pref.]	Nagahama Canon Inc. [Shiga Pref.]
Ayase Plant [Kanagawa Pref.] Fuji-Susono Research Park [Shizuoka Pref.] Utsunomiya Office [Tochigi Pref.] Toride Plant [Ibaraki Pref.] Ami Plant [Ibaraki Pref.] Oita Plant [Oita Pref.]	Canon Tokki Corporation [Niigata Pref.]	Miyazaki Canon Inc. [Miyazaki Pref.]
	Canon Medical Systems Corporation [Tochigi Pref.]	Marketing
Canon Marketing Japan Inc. [Tokyo]
Canon System & Support Inc. [Tokyo]
R&D
Canon IT Solutions Inc. [Tokyo]

Major Overseas Bases

Americas

Marketing

Canon U.S.A., Inc. [U.S.A.]

Canon Solutions America, Inc. [U.S.A.]

Canon Canada Inc. [Canada]

Canon Mexicana, S.de R.L. de C.V. [Mexico]

Canon do Brasil Indústria e Comércio Limitada [Brazil]

Canon Medical Systems USA, Inc. [U.S.A.]

Manufacturing

Canon Virginia, Inc. [U.S.A.]

R&D

Canon Nanotechnologies, Inc. [U.S.A.]

Europe, Middle East, Africa

Marketing

Canon Europa N.V. [Netherlands]

Canon Europe Ltd. [U.K.]

Canon (UK) Ltd. [U.K.]

Canon France S.A.S. [France]

Canon Deutschland GmbH [Germany]

Canon Ru LLC [Russia]

Canon Middle East FZ-LLC [U.A.E.]

Canon South Africa (Pty) Ltd. [South Africa]

Manufacturing

Canon Bretagne S.A.S. [France]

R&D

Canon Research Centre France S.A.S. [France]

R&D, Manufacturing and Marketing

Canon Production Printing Holding B.V. [Netherlands]

Axis AB [Sweden]

Asia, Oceania

Marketing

Canon (China) Co., Ltd. [China]

Canon Hongkong Co., Ltd. [Hong Kong]

Canon Korea Inc. [South Korea]

Canon Singapore Pte. Ltd. [Singapore]

Canon India Pvt. Ltd. [India]

Canon Australia Pty. Ltd. [Australia]

Manufacturing

Canon Dalian Business Machines, Inc. [China]

Canon Zhongshan Business Machines Co., Ltd. [China]

Canon (Suzhou) Inc. [China]

Canon Inc., Taiwan [Taiwan]

Canon Hi-Tech (Thailand) Ltd. [Thailand]

Canon Prachinburi (Thailand) Ltd. [Thailand]

Canon Vietnam Co., Ltd. [Vietnam]

Canon Opto (Malaysia) Sdn.Bhd. [Malaysia]

Canon Business Machines (Philippines), Inc. [Philippines]

2. Shares of the Company

Number of Shares Issuable	3,000,000,000 shares

Issued Shares, Capital Stock, Number of Shareholders

	As of the end of the Previous Term	Change during This Term	As of the end of This Term

Issued Shares (share)	1,333,763,464	0	1,333,763,464

Capital Stock (yen)	174,761,797,475	0	174,761,797,475

Number of Shareholders (person)	466,867	Decrease of 37,984	428,883

Shareholding Ratio by Category

Major Shareholders (Top ten shareholders)

Name of Shareholders	Number of Shares Held (thousands of shares)	Shareholding Ratio (%)

The Master Trust Bank of Japan, Ltd. (Trust Account)	166,121	15.9

Custody Bank of Japan, Ltd. (Trust Account)	62,350	6.0

The Dai-ichi Life Insurance Company, Limited	24,320	2.3

Mizuho Bank, Ltd.	22,558	2.2

State Street Bank West Client - Treaty 505234	20,903	2.0

Moxley and Co. LLC	19,101	1.8

OBAYASHI CORPORATION	16,527	1.6

Barclays Securities Japan Limited	15,210	1.5

SMBC Nikko Securities Inc.	14,157	1.4

Sompo Japan Insurance Inc.	13,080	1.3

Notes:	1.	Shareholding ratio is calculated by deducting the number of treasury shares (287,991 thousand shares) from total shares issued.
2.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement benefit trust.

Financial Institutions 28.4
Individuals and others 23.8
Treasury Stock 21.6
Foreign Companies, etc. 18.7
Securities Companies 4.2 (%)
Other Domestic Companies 3.3

3. Directors and Audit & Supervisory Board Members

(1) Directors and Audit & Supervisory Board Members

Position	Name	Business in Charge or Important Concurrent Posts
Chairman & CEO	Fujio Mitarai	CEO Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings
Executive Vice President	Toshizo Tanaka	CFO Group Executive of Finance & Accounting Headquarters, Group Executive of Public Affairs Headquarters, Group Executive of Facilities Management Headquarters
Executive Vice President	Toshio Homma	CTO Head of Printing Group, Chief Executive of Digital Printing Business Operations
Director	Kunitaro Saida	Attorney
Director	Yusuke Kawamura	Director of Mitsui DM Sugar Holdings Co., Ltd., Chairman & CEO of Institute of Glocal Policy Research
Audit & Supervisory Board Member	Ryuichi Ebinuma
Audit & Supervisory Board Member	Hiroaki Sato
Audit & Supervisory Board Member	Yutaka Tanaka	Attorney, Director of Laws & Ordinances Compliance Investigation Office, Financial Services Agency of Japan
Audit & Supervisory Board Member	Hiroshi Yoshida	Certified Public Accountant
Audit & Supervisory Board Member	Koichi Kashimoto

Notes:	1.	Director Mr. Yusuke Kawamura was newly elected at the Ordinary General Meeting of Shareholders for the 120th Business Term held on March 30, 2021, and assumed his office.
	2.

Directors Mr. Kunitaro Saida and Mr. Yusuke Kawamura are Outside Directors defined by Item 15, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Directors as independent directors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.

	3.

Audit & Supervisory Board Members Mr. Yutaka Tanaka, Mr. Hiroshi Yoshida and Mr. Koichi Kashimoto are Outside Audit & Supervisory Board Members defined by Item 16, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Audit & Supervisory Board Members as independent audit & supervisory board members to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.

	4.	Audit & Supervisory Board Member Mr. Hiroshi Yoshida is qualified as a Certified Public Accountant and has a wealth of expertise in finance and accounting.
Additional Note for English Translation: Mr. Fujio Mitarai, Mr. Toshizo Tanaka and Mr. Toshio Homma are Representative Directors.

(2) Outline of Contracts for Limitation of Liability

Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Law of Japan, the Company has entered into a contract with Outside Directors and Outside Audit & Supervisory Board Members which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s or Audit & Supervisory Board Member’s duty. The amount of the limitation on the damage compensation liabilities under the said contract shall be the amount provided by laws or ordinances.

(3) Outline of a Directors and Officers Liability Insurance Contract

The Company has entered into a directors and officers liability insurance contract with an insurance company as specified in the provision of Paragraph 1, Article 430-3 of the Corporation Law of Japan. The scope of insured parties of the insurance covers Directors, Audit & Supervisory Board Members, and Executive Officers of the Company and Canon Electronics Inc., and the full cost of insurance premiums for all the insured parties is borne by the Company and Canon Electronics Inc., which each pay their respective share. The insurance covers damages that could arise under situations where an insured party bears liability in regard to performance of his or her duties or where the insured party becomes subject to a claim seeking to hold him or her liable in that regard. However, the Company has taken measures to ensure that the appropriateness of the execution of duties by Directors, Audit & Supervisory Board Members, and other officers is not impaired, such as by exempting coverage in cases of criminal acts or intentionally committed illegal acts.

(4) Remuneration and Other Amounts to Directors and Audit & Supervisory Board Members

1)	Total Remuneration and Other Amounts to Directors and Audit & Supervisory Board Members

Category of Position	Number of Directors and Audit & Supervisory Board Members (persons)	Remuneration and Other Amounts by Classification (millions of yen)			Remuneration and Other Amounts (millions of yen)
		Monetary Remuneration, etc.		Non-Monetary Remuneration, etc.
		Basic Remuneration	Bonus (Performance-Linked Remuneration)	Stock-Type Compensation Stock Options
Directors (excluding Outside Directors)	3	565	232	36	833
Outside Directors	3	48	–	–	48
Total	6	613	232	36	881
Audit & Supervisory Board Members (excluding Outside Audit & Supervisory Board Members)	2	43	–	–	43
Outside Audit & Supervisory Board Members	3	58	–	–	58
Total	5	101	–	–	101

Notes:	1.	The above numbers of Outside Directors include one Outside Director who has resigned at the end of the Ordinary General Meeting of Shareholders for the 120th Business Term held on March 30, 2021.
	2.

“Bonus” represents the accrued director’s bonuses for this term. The amount presented is the same as the scheduled bonus payments assuming Item No.5 is approved and adopted as initially proposed at the Ordinary General Meeting of Shareholders for the 121st Business Term scheduled to be held on March 30, 2022.

	3.	In the column Stock-Type Compensation Stock Options, expenses for this term are presented.
	4.

When calculating the performance-linked remuneration, consolidated income before income taxes is used as the indicator for the Company’s business performance. That amount is considered to be an appropriate representation of the results of annual group-wide corporate activities. The amount of performance-linked remuneration is calculated as described in 4) (b) below. The above performance-linked remuneration is calculated based on 302.7 billion yen serving as the indicator of business performance.

2)	Content of Non-Monetary Remuneration, etc.

The content of non-monetary remuneration, etc. and the main conditions for exercise, etc. are as described in 4) (b) a. (i) <Stock-Type Compensation Stock Options> below. During the term, 161 units of stock acquisition rights (16,100 shares of common stock of the Company) were delivered to three Directors, excluding Outside Directors.

3)	Resolution of the General Meeting of Shareholders Regarding Remuneration and Other Amounts for Directors and Audit & Supervisory Board Members

General Meeting of Shareholders

Content of Resolution / Number of Directors and Audit & Supervisory Board Members Involved in Resolution (Number of
Directors and Audit & Supervisory Board Members at Time of Conclusion of General Meeting of Shareholders)

Ordinary General Meeting of Shareholders for the 103rd Business Term (held on March 30, 2004)	Total remuneration of “0.2 billion yen or less annually” was approved and adopted for Audit & Supervisory Board Members / 4 persons (of which, 2 persons were Outside Audit & Supervisory Board Members)
Ordinary General Meeting of Shareholders for the 112th Business Term (held on March 28, 2013)	Total remuneration of “1.8 billion yen or less annually” was approved and adopted for Directors / 21 persons
Ordinary General Meeting of Shareholders for the 117th Business Term (held on March 29, 2018)

Of the above total remuneration for Directors, “0.3 billion yen or less annually” was approved and adopted as the total amount of stock acquisition rights as stock-type compensation stock options / 5 persons (excluding Outside Directors)

4)	“Policy on Decisions on the Content of Remunerations for Individual Directors”

(a)	Method of Determining Policy on Decisions

The Company adopted the “Policy on Decisions on the Content of Remunerations for Individual Directors” by resolution at the Board of Directors meeting held on January 18, 2021. Before making this resolution, the Board of Directors consulted the Nomination and Remuneration Advisory Committee, which is mainly comprised of Independent Outside Directors and Audit & Supervisory Board Members, about the content of the resolution and received its response. Moreover, if it is deemed necessary to make revisions to this policy in the future, the same process shall be followed.

(b)	Outline of Policy on Decisions

a. Content of Each Remuneration System

(i) Representative Directors, Executive Directors

Remuneration for Directors consists of a basic remuneration, a bonus and stock-type compensation stock options as described below.

<Basic Remuneration>

Basic remuneration consists of a fixed amount of monetary remuneration paid monthly as consideration for the performance of duties of Directors. The amount is prescribed according to each Director’s position and the degree to which the Director contributes in this role and the total remuneration amount is within the limit approved at the General Meeting of Shareholders. (Total remuneration amount here refers to the total basic remuneration of all Directors including Outside Directors.)

<Bonus>

As a reward for Director service over a one-year term, Directors receive a bonus once a year for which “consolidated income before income taxes” is used as a financial indicator to measure the results of annual group-wide corporate activities. The total amount of the Director’s bonus is determined by multiplying such consolidated income with a given predetermined coefficient that corresponds with the Director’s position. It is also determined through individual assessment based on the degree to which the Director contributes in this role. Matters including whether a payment is allowed or the total amount of bonus as calculated above, are deliberated during the General Meeting of Shareholders every year.

<Stock-Type Compensation Stock Options>

Once a year, stock acquisition rights on the Company’s shares are granted with the intent of providing an incentive for Directors to further contribute to the improvement of medium- and long- term performance and raising corporate value through sharing the benefits and risks of share price fluctuations with the Company’s shareholders. The total amount of the stock acquisition rights is within the amount approved at the General Meeting of Shareholders and the number of those stock acquisition rights granted is calculated based on the amount determined by the Director’s position, the consolidated income before income taxes in the previous year, as well as the degree to which the Director has contributed in this role (the amount of monetary compensation claims granted to Directors for the payment in exchange for the stock acquisition rights), and the stock price level at the time of grant. As remuneration is linked to the achievements throughout one’s term in office, the Company has a system in place that allows the exercising of acquisition rights at the time of retirement.

(ii) Outside Directors

The remuneration received by Outside Directors who maintain a position independent from the execution of business consists entirely of a basic remuneration, i.e., monetary remuneration of a fixed amount paid monthly as consideration for the performance of duties.

b. Remuneration Decision-Making Process

The “Nomination and Remuneration Advisory Committee,” which consists of the CEO, two Independent Outside Directors and one Independent Outside Audit & Supervisory Board Member, examines the rationale of the remuneration system, and reports to the Board of Directors to the effect that the system is reasonable. Decisions regarding the amount and content of remuneration (the amount of basic remuneration and bonus as well as the number of stock-type compensation stock options) of each Director is delegated to the CEO. However, the CEO must make decisions based on the prescribed criteria in accordance with the policy described above, and prior to making a decision, the CEO must present the proposal to the “Nomination and Remuneration Advisory Committee” for confirmation. As described above, matters including whether a payment of bonus is allowed or the total amount of bonus, are deliberated during the General Meeting of Shareholders each time.

(c)	Reasons the Board of Directors Judged the Details of Individual Director Remuneration for This Term to be Corresponding with the Policy on Decisions

Decisions regarding the amount and content of remuneration (the amount of basic remuneration and bonus as well as the number of stock-type compensation stock options) of each Director are made in accordance with the policy on decisions described above, and such decisions are made after the “Nomination and Remuneration Advisory Committee” has furnished its confirmation beforehand. Accordingly, the Board of Directors judges that the content is in line with the policy on decisions.

5)	Delegation of Decisions on the Content of Remuneration for Individual Directors

Delegated person	Chairman & CEO Fujio Mitarai
Content of delegated authority and measures taken to ensure that authority is appropriately executed	As described under 4) (c), above
Reason for delegation

Decisions on remuneration for Directors should be made based on assessment conducted by a person equipped with precise understanding regarding the Company’s management and the status of duties executed by each Director, in alignment with the policy on decisions. Accordingly, authority has been delegated to the above delegated person upon having deemed that the individual is able to most appropriately perform such assessment.

(5) Outside Directors and Outside Audit & Supervisory Board Members

Relation Between Important Organization of Concurrent Posts and the Company

Name	Organization of Concurrent Post	Concurrent Post	Relation with the Company
Yusuke Kawamura	Mitsui DM Sugar Holdings Co., Ltd.	Outside Director	No special relation
	Institute of Glocal Policy Research	Chairman & CEO	No special relation
Yutaka Tanaka	Financial Services Agency of Japan	Director of Laws & Ordinances Compliance Investigation Office	No special relation

Principal Activities

Name	Principal Activities
Kunitaro Saida, Outside Director

Attended all 12 of Board of Directors meetings held during this term, and when necessary provided input particularly on matters regarding internal controls and corporate governance, based on his experience and insight in the legal profession.

Yusuke Kawamura, Outside Director

Attended all 9 of Board of Directors meetings held during this term subsequent to his assumption of office in March 2021, and when necessary provided input particularly on matters regarding investment strategy and ESG, based on his experience and insight as an expert on financial and securities systems as well as strategy for managing financial institutions.

Yutaka Tanaka, Outside Audit & Supervisory Board Member

Attended all 12 of Board of Directors meetings and all 21 of Audit & Supervisory Board meetings held during this term, and provided input based on his experience and insight as a legal expert when necessary.

Hiroshi Yoshida, Outside Audit & Supervisory Board Member

Attended all 12 of Board of Directors meetings and all 21 of Audit & Supervisory Board meetings held during this term, and provided input based on his experience and insight as a Certified Public Accountant when necessary.

Koichi Kashimoto, Outside Audit & Supervisory Board Member	Attended all 12 of Board of Directors meetings and all 21 of Audit & Supervisory Board meetings held during this term, and provided input based on his insight in business management when necessary.

4. Accounting Auditor

(1) Name of Accounting Auditor

Deloitte Touche Tohmatsu LLC

(2) Remuneration and Other Amounts to Accounting Auditor for This Term

Amount
(i)	Remuneration and other amounts payable by the Company for the services defined in Paragraph 1, Article 2 of the Certified Public	544 million yen
(ii)	Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	1,036 million yen

Notes:	1.

In the audit agreement between the Company and the Accounting Auditor, remuneration amounts are determined on a lump-sum without breakdown into a separate remuneration amount for auditing in accordance with the Corporation Law of Japan and in accordance with the Financial Instruments and Exchange Law of Japan. Accordingly, the amounts shown in (i) above represent total amounts of remuneration and other amounts for both of these auditing services.

	2.	The Company pays remuneration to the Accounting Auditor for their advisory services in addition to the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act.
	3.

Among the Company’s principal subsidiaries, Canon U.S.A., Inc., Canon Singapore Pte. Ltd. and Canon Medical Systems USA, Inc. are audited by Deloitte & Touche LLP in their respective countries, Canon Europa N.V. is audited by Deloitte Accountants B.V., and Canon Vietnam Co., Ltd. is audited by Deloitte Vietnam Company Limited.

	4.

Reason that the Audit & Supervisory Board reached an agreement regarding the remuneration to Accounting Auditor:

The Audit & Supervisory Board has received necessary documents and reports from related internal divisions and the Accounting Auditor with regard to procedures for prior approval for audit and non-audit work in accordance with the Sarbanes-Oxley Act of 2002, Article 202. The Audit & Supervisory Board has also confirmed that the estimated remuneration is appropriate for the term by confirming the previous term’s audit plan, the status of its implementation, and the current term’s audit plan, and also by seeking explanations as necessary. As a result, the Audit & Supervisory Board reached an agreement regarding the remuneration to Accounting Auditor, upon judging it to be a rational level for maintaining and improving audit quality.

(3) Policy Regarding Decision to Either Dismiss or Not Reappoint Accounting Auditor

The Audit & Supervisory Board, by unanimous agreement, as needed, will dismiss the Accounting Auditor when confirmed that the Accounting Auditor falls under any Item of Paragraph 1, Article 340 of the Corporation Law of Japan.

In addition to the above, should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that the Accounting Auditor will be able to properly perform an audit, the Audit & Supervisory Board will decide the contents of the item to be proposed at a General Meeting of Shareholders regarding the dismissal or refusal of reappointment of the Accounting Auditor.

5. Systems Necessary to Ensure the Properness of Operations

The content of the resolution of the Board of Directors regarding the systems necessary to ensure the properness of the Company’s operations (basic policy) as well as the outline of activities for the aforementioned systems, are as follows:

Basic Policy Regarding Systems Necessary to Ensure the Properness of Operations (the “Internal Control System”)

Content of Basic Policy Resolution

To ensure the properness of operations and to work for continuous improvement in corporate value, Canon Inc. (the “Company”) and the enterprises consisting of the Company and its subsidiaries (the “Canon Group”), shall foster a sound corporate culture based on the Spirit of “Three Selfs” (Self-motivation, Self-management, and Self-awareness) – guiding principles dating back to the founding of the Company. The Canon Group shall also work to foster a law-abiding awareness through the “Canon Group Code of Conduct.” Furthermore, the Canon Group shall firmly strive to ensure management transparency through clearly defined approval processes and authorities of the CEO and Chief/Group Executives of the Company as well as executive officers of each subsidiary of the Company.

1.	System for Compliance (Item 6, Paragraph 4, Article 362 of the Corporation Law of Japan, and Item 4, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
(1).

The Board of Directors, in accordance with regulations prescribed by the Board of Directors (the “Regulations of the Board of Directors”), shall make decisions on important Canon Group managerial matters after careful deliberation. Additionally, the Board of Directors shall have representative directors, executive directors and executive officers (collectively the “Officers”) give reports regarding their execution of duties.

(2).

The Board of Directors shall thoroughly instill compliance awareness through training and other programs geared towards new employees, managers, and newly-appointed board members and executive officers, utilizing the “Canon Group Code of Conduct,” prescribed by the Board of Directors as a standard to be adhered to in the execution of duties.

(3).

As a part of the Company’s risk management system, the Company shall put in place business procedures/ checking systems that prevent violation of laws and regulations and the Company’s articles of incorporation in the course of daily business. It shall also maintain a compliance education system.

(4).

The internal audit division of the Company, which has the authority to audit the execution of duties by Officers and employees, shall also conduct audits regarding the status of compliance with laws and regulations and the Company’s articles of incorporation.

(5).

If an act that violates laws and regulations, or the Company’s articles of incorporation is discovered in the Canon Group, employees have the ability to anonymously report such fact to any director or officer, including outside directors and outside Audit & Supervisory Board Members by means of a whistleblowing system. Additionally, the Company shall prohibit any disadvantageous treatment of any whistleblower.

Outline of Activities
(1).

During the current business term, 12 Board of Directors meetings were held. At these meetings, in addition to deliberating and deciding on important matters, the Board of Directors received reports from Officers in charge of major divisions concerning the execution of business.

(2).

In addition to implementing compliance training that follows the Canon Group Code of Conduct, the Company established “Compliance Week,” an event to provide an opportunity for discussion on familiar risks of law-and-regulation violations by each respective workplace.

		(3).	The activity is described in (1), Outline of Activities, 2 below.
(4).

Supported by about 60 personnel, the internal audit division conducts audits of each division and subsidiary including in its scope of inquiry not only compliance but also the usefulness and efficiency of operations and matters concerning information security. The results of these audits are then reported not only to the CEO and CFO, but also to the Audit & Supervisory Board Members and the Audit & Supervisory Board, and when necessary, proposals for improvement are given.

(5).

The rules on use of the whistleblowing system, including the explicit prohibition of the disadvantageous treatment of whistleblowers, are disseminated via the intranets of the Company, along with information on the contact counter for reporting internal problems. In the current business term, there were no whistleblower reports relating to serious violations of laws and regulations, or the like.

2.	System for Risk Management (Item 2, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
(1).

The Company established the Risk Management Committee in accordance with the “Regulations of Risk Management” prescribed by the Board of Directors. This Committee shall develop various measures with regard to improving the risk management system. These measures include the system for grasping any significant risks (violation of laws and regulations, inappropriate financial reporting, quality issues, work-related injuries, disasters etc.) that the Canon Group may face in the course of business. Additionally, in accordance with any action plan that is approved by the Board of Directors, this Committee shall evaluate the status of improvement and implementation of the risk management system and report its findings to the CEO and the Board of Directors.

(2).

The Company established the Corporate Strategy Committee in accordance with the “Regulations of the Corporate Strategy Committee” prescribed by the Board of Directors. Even if the authority to decide certain items is delegated from the Board of the Directors to the CEO, the Committee shall carefully deliberate those items in cases that are considered particularly important.

Outline of Activities
(1).

Established under the Risk Management Committee are the following three subcommittees: the Financial Risk Management Subcommittee, which is in charge of improving systems to ensure the reliability of financial reporting, the Compliance Subcommittee, which is in charge of improving systems to ensure compliance of corporate ethics and major laws and regulations, and the Business Risk Management Subcommittee, which is in charge of improving systems to manage quality risks, information leakage risks and other significant business risks. These subcommittees carried out evaluation based on their respective roles of the status of improvement and implementation of Canon Group’s risk management system in accordance with Canon Group Basic Policy on the Development of Risk Management System for 2021 stipulated by the Board of Directors. The result of such evaluation did not discover any major flaws in the system and the Risk Management Committee reported this to the CEO and the Board of Directors.

(2).

The Corporate Strategy Committee was held 6 times in the current business term. In addition to the Officers in charge of executing business operations, the Outside Directors and Audit & Supervisory Board Members also attended, as necessary, and provided opinions.

3.	System for Efficient Execution of Duties (Item 3, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
(1).

Based on regulations regarding the division of duties and administrative authorities prescribed by the Board of Directors, the CEO and other Officers shall execute shared duties under the supervision and direction of the CEO.

(2).

The CEO shall formulate 5-year management goals (the “Excellent Global Corporation Plan”) and 3-year priority measures, contained in mid-term management plans. Based upon these plans, the CEO shall manage operations from a unified group approach.

Outline of Activities
		(1).	The CEO and other Officers execute the duties allocated to them in accordance with the related regulations.
(2).

The CEO decides on a mid-term management plan, which is decided based on close discussions with Officers of the Company and the executive officers of the major subsidiaries in Japan and overseas, and ensures the cohesion of the Group’s corporate management.

4.	System for Group Management (Item 5, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
The Company strengthens the internal control system of the Canon Group by requiring subsidiaries to follow the respective items:
(a).

to obtain prior approval from the Company or report to the Company important decisions in accordance with the “Regulations of Group Companies Management,” prescribed by the Board of Directors of the Company,

(b).

to grasp significant risks that the subsidiary may face in the course of business and to verify and evaluate the status of improvement and implementation of the risk management system and report their findings to the Company in accordance with the “Regulations of Risk Management,”

		(c).	to design an appropriate organization under the governing law of incorporation and to clearly define approval processes and authorities of executive officers,
(d).

in addition to thoroughly instilling compliance awareness through the Canon Group Code of Conduct, to put in place business procedures/checking systems that prevent violation of laws and regulations and subsidiaries’ articles of incorporation in the course of daily business and prepare a compliance education system as a part of the subsidiary’s risk management system, and

		(e).	to establish a whistleblowing system and prohibit any disadvantageous treatment of any whistleblower.
Outline of Activities
		(a).	The Company received reports from subsidiaries and provided prior approval to subsidiaries in accordance with the “Regulations of Group Companies Management.”
(b).

In order to conduct evaluation of the status of improvement and implementation of the risk management system described in (1), Content of Basic Policy Resolution, 2 above, the subsidiaries being evaluated implemented evaluation of the respective targeted risks.

(c).

Each subsidiary performs, as appropriate, a review of the appropriateness of organizational design, and approval criteria and processes in accordance with the applicable laws and regulations and the nature of business and other factors.

		(d).	In addition to the activities of (1), Outline of Activities, 2 above, each subsidiary conducts training and discussion as necessary and ensures utmost compliance.
		(e).	Each company establishes a whistleblowing system and totally prohibits any disadvantageous treatment of any whistleblower.
5.	System for Storing and Managing Information (Item 1, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution

Information related to the execution of duties of Officers, including meeting minutes of the Board of Directors and settlement documents, shall be maintained and managed by respective divisions in charge of such management in accordance with laws and regulations, the “Regulations of the Board of Directors,” and other related rules. Directors, Audit & Supervisory Board Members, and members of the internal audit division have the ability to inspect this information at any time.

Outline of Activities

Whenever deemed necessary, Directors, Audit & Supervisory Board Members and members of the internal audit division peruse or obtain copies of meeting minutes of the Board of Directors and the Corporate Strategy Committee, and other records such as settlement documents of the CEO.

6.	System for Auditing by Audit & Supervisory Board Members (Paragraph 3, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
(1).

The Company established and assigns dedicated full-time employees of an appropriate number to the Office of Audit & Supervisory Board Members. The Office of Audit & Supervisory Board Members is established as an independent entity that is outside the control of Officers. Any change in dedicated full-time employee personnel shall require the prior consent of the Audit & Supervisory Board.

(2).

Audit & Supervisory Board Members shall grasp the execution of duties by Officers, attending not only meetings of the Board of Directors, but also other important meetings such as meetings of the Corporate Strategy Committee and Risk Management Committee.

(3).

The administrative divisions of the headquarters, such as human resources, finance & accounting, and legal affairs, shall hold meetings with Audit & Supervisory Board Members and report on the execution of duties in a timely manner. Additionally, if any material breach of laws and regulations occurs, the relevant division shall immediately report this to Audit & Supervisory Board Members.

		(4).	Audit & Supervisory Board Members shall have accounting auditors periodically give reports.
(5).

Audit & Supervisory Board Members shall hold periodic meetings with counterparts of domestic subsidiaries of the Company and work to improve the auditing system from a unified group perspective by sharing information. Additionally, Audit & Supervisory Board Members shall grasp the execution of duties by Officers of subsidiaries, sharing responsibility for the auditing of major subsidiaries in and outside Japan.

		(6).	The Company prohibits any disadvantageous treatment of any person that reports to Audit & Supervisory Board Members. The Company also seeks its subsidiaries to prohibit any disadvantageous treatment.
(7).

The Audit & Supervisory Board shall draw up an annual audit plan and an annual budget covering the audit of the Company and its subsidiaries. And the Company shall secure necessary funds for the annual budget. When an outlay outside the budget is incurred, due to a special audit etc., the expense shall be reimbursed by the Company.

Outline of Activities
(1).

The Company established the Office of Audit & Supervisory Board Members to be independent from the directives and commands of Officers and it assigns dedicated full-time employee(s) of an appropriate number to the Office of Audit & Supervisory Board Members. During the current business term, the Company changed the dedicated full-time employee personnel after receiving the prior consent of the Audit & Supervisory Board.

(2).

Audit & Supervisory Board Members, including Outside Audit & Supervisory Board Members, attend all the Board of Directors meetings, and full-time Audit & Supervisory Board Members attend all meetings of the Corporate Strategy Committee and the Risk Management Committee.

(3).

Audit & Supervisory Board Members and the Audit & Supervisory Board receive reports from the internal audit division on the results of audits. In addition, full-time Audit & Supervisory Board Members periodically receive reports from the managers in charge of the administrative divisions of the headquarters on the execution of duties.

(4).

Audit & Supervisory Board Members receive reports from the Accounting Auditor on the status of audits at least once a month and receive reports from the Accounting Auditor on the results of the audit of the business term in accordance with laws and regulations.

(5).

Audit & Supervisory Board Members periodically hold meetings with audit & supervisory board members of domestic subsidiaries and share information. In addition, at the time of audits at subsidiaries, Audit & Supervisory Board Members receive reports from the Directors of subsidiaries and share information with audit & supervisory board members of the subsidiaries.

		(6).	Information is disseminated in the Company and its subsidiaries concerning the prohibition of disadvantageous treatment of any person that reports to Audit & Supervisory Board Members.
		(7).	In the current business term, there were no shortfalls in the budget allocated for the implementation of audits in accordance with the audit plan.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

	As of Dec. 31, 2021	As of Dec. 31, 2020 (Reference)

ASSETS

Current assets:

Cash and cash equivalents	401,395	407,684

Short-term investments	3,377	71

Trade receivables, net	522,432	546,771

Inventories	650,568	562,807

Prepaid expenses and other current assets	314,489	284,556

Allowance for credit losses	(13,916)	(12,746)

Total current assets	1,878,345	1,789,143

Non-current assets:

Noncurrent receivables	16,388	17,276

Investments	60,967	49,994

Property, plant and equipment, net	1,041,403	1,037,680

Operating lease right-of-use assets	95,791	107,361

Intangible assets, net	301,793	318,497

Goodwill	953,850	915,564

Other assets	404,720	392,066

Allowance for credit losses	(2,369)	(1,967)

Total non-current assets	2,872,543	2,836,471

Total assets	4,750,888	4,625,614

(Millions of yen)

	As of Dec. 31, 2021		As of Dec. 31, 2020 (Reference)

LIABILITIES AND EQUITY

Current liabilities:

Short-term loans and current portion of long-term debt	44,891		392,235

Short-term loans related to financial services	42,300		45,000

Other short-term loans and current portion of long-term debt	2,591		347,235

Trade payables	338,604		303,809

Accrued income taxes	43,081		18,761

Accrued expenses	323,929		317,716

Current operating lease liabilities	30,945		32,307

Other current liabilities	279,383		261,361

Total current liabilities	1,060,833		1,326,189

Non-current liabilities:

Long-term debt, excluding current installments	179,750		4,834

Accrued pension and severance cost	248,467		345,897

Noncurrent operating lease liabilities	65,385		76,796

Other noncurrent liabilities	98,024		87,857

Total non-current liabilities	591,626		515,384

Total liabilities	1,652,459		1,841,573

Equity:

Canon Inc. shareholders’ equity:

Common stock	174,762		174,762

[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]

[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]

Additional paid-in capital	403,119		404,620

Retained earnings:

Legal reserve	68,015		69,436

Other retained earnings	3,538,037		3,409,371

Total retained earnings	3,606,052		3,478,807

Accumulated other comprehensive income (loss)	(151,794)		(324,789)

Treasury stock, at cost	(1,158,366)		(1,158,369)

[Treasury shares] (share)	[287,991,705	]	[287,989,819	]

Total Canon Inc. shareholders’ equity	2,873,773		2,575,031

Noncontrolling interests	224,656		209,010
Total equity	3,098,429		2,784,041

Total liabilities and equity	4,750,888		4,625,614

Consolidated Statements of Income	(Millions of yen)

	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020 (Reference)

Net sales	3,513,357	3,160,243

Cost of sales	1,885,565	1,784,375

Gross profit	1,627,792	1,375,868

Operating expenses:

Selling, general and administrative expenses	1,058,536	993,009

Research and development expenses	287,338	272,312

	1,345,874	1,265,321

Operating profit	281,918	110,547

Other income (deductions):

Interest and dividend income	2,232	2,923

Interest expense	(647)	(854)

Other, net	19,203	17,664

	20,788	19,733

Income before income taxes	302,706	130,280

Income taxes	71,866	34,337

Consolidated net income	230,840	95,943

Less: Net income attributable to noncontrolling interests	16,122	12,625

Net income attributable to Canon Inc.	214,718	83,318

Notes to Consolidated Balance Sheet
<Notes to Consolidated Balance Sheet as of December 31, 2021>
1.	Accumulated depreciation:	2,862,801 million yen
2.	Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net gains and losses on derivative financial instruments and pension liability adjustments.
3.	Collateral assets and liability regarding collateral assets:
(1) Collateral assets
	Short-term investments	1,120 million yen
	Property, plant and equipment, net	634 million yen
(2) Liability regarding collateral assets
	Long-term debt, excluding current installments	3,200 million yen
4.	Guarantee obligations for bank loans and others:	2,078 million yen
<Note to Per Share Information as of December 31, 2021>
	Canon Inc. shareholders’ equity per share	2,748.36 yen

Note to Consolidated Statement of Income
<Note to Per Share Information for the year ended December 31, 2021>
Net income attributable to Canon Inc. shareholders per share
	Basic	205.35 yen
	Diluted	205.29 yen

NON-CONSOLIDATED FINANCIAL STATEMENTS

Non-Consolidated Balance Sheets

	As of Dec. 31, 2021	As of Dec. 31, 2020 (Reference)

ASSETS

Current assets	547,194	612,305

Cash and deposits	27,424	51,515

Notes receivable	880	4,107

Accounts receivable	223,469	245,070

Finished goods	79,922	88,683

Work in process	75,248	72,894

Raw materials and supplies	7,377	6,322

Short-term loans receivable	39,793	73,186

Income taxes receivable	-	1,809

Other current assets	93,081	70,006

Allowance for doubtful receivables	-	(1,287)

Fixed assets	2,272,021	2,242,834

Property, plant and equipment, net	552,507	563,198

Buildings	321,184	337,708

Machinery	45,868	43,768

Vehicles	212	317

Tools and equipment	12,227	12,132

Land	150,537	150,626

Construction in progress	22,479	18,647

Intangible fixed assets	21,693	22,474

Software	14,731	14,916

Goodwill	4,564	4,873

Other intangibles	2,398	2,685

Investments and other assets	1,697,821	1,657,162

Investment securities	13,474	9,714

Investments in affiliated companies	1,599,642	1,566,390

Long-term pre-paid expenses	18,750	12,873

Prepaid pension cost	-	5,897

Deferred tax assets-noncurrent	56,627	51,848

Guarantees	400	438

Other noncurrent assets	9,015	10,089

Allowance for doubtful receivables-noncurrent	(87)	(87)

Total assets	2,819,215	2,855,139

(Millions of yen)

	As of Dec. 31, 2021	As of Dec. 31, 2020 (Reference)

LIABILITIES AND NET ASSETS

Current liabilities	1,247,584	1,600,230

Notes payable	176	226

Electronically recorded obligations-operating	26,936	21,834

Accounts payable	254,575	263,327

Short-term loans payable	825,388	1,196,037

Other payables	33,097	28,686

Accrued expenses	35,984	31,437

Accrued income taxes	15,305	558

Deposits	9,380	9,371

Accrued warranty expenses	5,085	3,220

Accrued bonuses for employees	5,441	4,165

Accrued directors’ bonuses	232	-

Other current liabilities	35,985	41,369

Noncurrent liabilities	204,082	29,151

Long-term loans payable	174,000	-

Accrued pension and severance cost	25,842	24,503

Reserve for environmental provision	815	950

Accrued long service rewards for employees	1,571	1,466

Other noncurrent liabilities	1,854	2,232

Total liabilities	1,451,666	1,629,381

Shareholders’ equity	1,361,619	1,222,517

Common stock	174,762	174,762

Capital surplus	306,288	306,288

Additional paid-in capital	306,288	306,288

Retained earnings	2,038,920	1,899,821

Legal reserve	22,114	22,114

Other retained earnings	2,016,806	1,877,707

Reserve for special depreciation	1	4

Reserve for deferral of capital gain on property	3,474	3,609

Special reserves	1,249,928	1,249,928

Retained earnings brought forward	763,403	624,166

Treasury stock	(1,158,351)	(1,158,354)

Valuation and translation adjustments	5,307	2,705

Net unrealized gains (losses) on securities	5,543	2,930

Net deferred gains(losses) on hedges	(236)	(225)

Subscription rights to shares	623	536
Total net assets	1,367,549	1,225,758
Total liabilities and net assets	2,819,215	2,855,139

Non-Consolidated Statements of Income	(Millions of yen)

	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020 (Reference)
Net sales	1,508,752	1,255,499

Cost of sales	1,048,970	953,475

Gross profit	459,782	302,024

Selling, general and administrative expenses	355,590	332,671

Operating profit (loss)	104,192	(30,647)

Other income	198,130	101,447

Interest income	289	793

Dividend income	170,050	61,612

Rental income	21,019	23,422

Foreign exchange income	-	5,113

Miscellaneous income	6,772	10,507

Other expenses	54,328	30,319

Interest expense	3,346	5,165

Depreciation of rental assets	17,805	20,265

Foreign exchange loss	29,468	-

Miscellaneous loss	3,709	4,889
Ordinary profit	247,994	40,481

Non-ordinary income	907	165

Gain on sales of fixed assets	120	138

Gain on sales of investment securities	39	27

Gain on exchange from business combination	566	-

Gain on liquidation of subsidiaries and affiliates	182	-

Non-ordinary loss	1,197	1,865

Loss on sales and disposal of fixed assets	1,113	1,609

Other	84	256

Income before income taxes	247,704	38,781

Income taxes - Current	25,626	(1,730)

- Deferred	(5,921)	(2,334)

Net income	227,999	42,845

Notes to Non-Consolidated Balance Sheet
<Notes to Non-Consolidated Balance Sheet as of December 31, 2021>
1.	Accumulated depreciation of property, plant and equipment
1,557,792 million yen
2.	Guarantees
	Mortgage bank loans for employees	634 million yen
3.	Receivable and Payable for affiliated companies
	Receivables	306,470 million yen
	Payables	1,065,904 million yen
4.	Plan assets in the retirement benefit trust that are offset with the accrued pension and severance cost are as follows:

Severance pay plan Corporate Pension Plan	Accrued pension and severance cost before deduction of plan assets 52,108 million yen 57,808 million yen	Plan assets in the retirement benefit trust 29,724 million yen 54,350 million yen

<Note to Per Share Information as of December 31, 2021>
Net assets per share	1,307.10 yen

Notes to Non-Consolidated Statement of Income
<Notes to Non-Consolidated Statement of Income for the year ended December 31, 2021>
Transactions with affiliated companies
Sales	1,332,860 million yen
Purchase	984,198 million yen
Other transactions	203,660 million yen
<Note to Per Share Information for the year ended December 31, 2021>
Net income per share	218.02 yen

AUDIT REPORT OF ACCOUNTING AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS

(TRANSLATION)
INDEPENDENT AUDITOR’S REPORT

February 8, 2022
To the Board of Directors of
Canon Inc.:

Deloitte Touche Tohmatsu LLC
Tokyo office

	Designated Engagement Partner,	Masayuki Yamada
Certified Public Accountant:

	Designated Engagement Partner,	Teruhisa Tamai
Certified Public Accountant:

	Designated Engagement Partner,	Kenichi Takai
Certified Public Accountant:

	Designated Engagement Partner,	Susumu Nakamura
Certified Public Accountant:

	Designated Engagement Partner,	Hideaki Takagi
Certified Public Accountant:

Opinion

Pursuant to the fourth paragraph of Article 444 of the Companies Act, we have audited the consolidated financial statements of Canon Inc. and its consolidated subsidiaries (the “Group”), namely, the consolidated balance sheet as of December 31, 2021, and the consolidated statement of income and consolidated statement of equity for the fiscal year from January 1, 2021 to December 31, 2021, and the related notes.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2021, and its consolidated results of its operations for the year then ended in accordance with accounting standards prescribed pursuant to the provisions of the second sentence of the first paragraph of Article 120 of the Ordinance on Company Accounting which is applied mutatis mutandis pursuant to the third paragraph of Article 120-3 of the Ordinance on Company Accounting that omit a part of the disclosures required under accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the provisions of the Code of Professional Ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Audit & Supervisory Board Members and the Audit & Supervisory Board for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting standards prescribed pursuant to the provisions of the second sentence of the first paragraph of Article 120 of the Ordinance on Company Accounting which is applied mutatis mutandis pursuant to the third paragraph of Article 120-3 of the Ordinance on Company Accounting that omit a part of the disclosures required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting standards prescribed pursuant to the provisions of the second sentence of the first paragraph of Article 120 of the Ordinance on Company Accounting which is applied mutatis mutandis pursuant to the third paragraph of Article 120-3 of the Ordinance on Company Accounting that omit a part of the disclosures required under accounting principles generally accepted in the United States of America.

Audit & Supervisory Board members and the Audit & Supervisory Board are responsible for overseeing the Directors’ execution of duties relating to the design and operating effectiveness of the controls over the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

  Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor’s judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

  Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

  Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

  Evaluate whether the overall presentation and disclosures of the consolidated financial statements are in accordance with accounting standards prescribed pursuant to the provisions of the second sentence of the first paragraph of Article 120 of the Ordinance on Company Accounting which is applied mutatis mutandis pursuant to the third paragraph of Article 120-3 of the Ordinance on Company Accounting that omit a part of the disclosures required under accounting principles generally accepted in the United States of America, as well as the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

  Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with Audit & Supervisory Board members and the Audit & Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide Audit & Supervisory Board members and the Audit & Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor’s Report

This is an English translation of the independent auditor’s report as required by the Companies Act of Japan for the conveniences of the reader.

AUDIT REPORT OF ACCOUNTING AUDITOR

(TRANSLATION)
INDEPENDENT AUDITOR’S REPORT

February 8, 2022
To the Board of Directors of
Canon Inc.:

Deloitte Touche Tohmatsu LLC
Tokyo office

	Designated Engagement Partner,	Masayuki Yamada
Certified Public Accountant:

	Designated Engagement Partner,	Teruhisa Tamai
Certified Public Accountant:

	Designated Engagement Partner,	Kenichi Takai
Certified Public Accountant:

	Designated Engagement Partner,	Susumu Nakamura
Certified Public Accountant:

	Designated Engagement Partner,	Hideaki Takagi
Certified Public Accountant:

Opinion

Pursuant to first item, second paragraph of Article 436 of the Companies Act, we have audited the Non-Consolidated financial statements of Canon Inc. (the “Company”), namely, the Non-Consolidated balance sheet as of December 31, 2021, and the Non-Consolidated statement of income and Non-Consolidated statement of changes in net assets for the 121st fiscal year from January 1, 2021 to December 31, 2021, and the related notes and the accompanying supplemental schedules.

In our opinion, the accompanying Non-Consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and its financial performance for the year then ended in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Non-Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the provisions of the Code of Professional Ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Audit & Supervisory Board Members and the Audit & Supervisory Board for the Non-Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the Non-Consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of Non-Consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the Non-Consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

Audit & Supervisory Board members and the Audit & Supervisory Board are responsible for overseeing the Directors’ execution of duties relating to the design and operating effectiveness of the controls over the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Non-Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the Non-Consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Non-Consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

  Identify and assess the risks of material misstatement of the Non-Consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor’s judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

  Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

  Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Non-Consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

  Evaluate whether the overall presentation and disclosures of the Non-Consolidated financial statements are in accordance with accounting principles generally accepted in Japan, as well as the overall presentation, structure and content of the Non-Consolidated financial statements, including the disclosures, and whether the Non-Consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with Audit & Supervisory Board members and the Audit & Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide Audit & Supervisory Board members and the Audit & Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor’s Report

This is an English translation of the independent auditor’s report as required by the Companies Act of Japan for the conveniences of the reader. The accompanying supplemental schedules referred to in this report are not included in the attached financial documents.

AUDIT REPORT OF AUDIT & SUPERVISORY BOARD

Audit Report

Regarding the performance of duties by the Directors for the 121st business term from January 1, 2021, to December 31, 2021, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Audit & Supervisory Board Member and hereby report as follows:

1.	Auditing Methods Employed by the Audit & Supervisory Board Members and Audit & Supervisory Board and Details of Such Audit
(1)

We established auditing policies, allocation of duties and other relevant matters, and received reports from each Audit & Supervisory Board Member regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

(2)

Each Audit & Supervisory Board Member complied with the auditing standards of Audit & Supervisory Board Members established by the Audit & Supervisory Board, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the internal auditing and other employees, made efforts to establish the environment for collecting information and auditing, and conducted the audit by the following methods.

(i)

Each Audit & Supervisory Board Member participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the headquarters and principal offices. With respect to subsidiaries, we communicated and exchanged information with Directors and Audit & Supervisory Board Members of subsidiaries using method such as teleconferencing systems, Internet connections, etc., and received business reports from subsidiaries as necessary.

(ii)

We periodically received reports from Directors, employees and others, requested explanations as necessary, and expressed opinions, regarding the resolution of the Board of Directors on the establishment of following systems (Internal Control System) and the status of operation of the organized system based on such resolution, both of which are described in the business report;

i)	the system for ensuring that the performance of duties by the Directors conforms to the applicable laws and regulations and Articles of Incorporation, and
ii)

the system stipulated in Item 1 and Item 3, Article 100, of the Enforcement Regulations of the Corporation Law, which are necessary for ensuring the properness of operations of the enterprises consisting of the Company and its subsidiaries.

(iii)

We monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. The Audit & Supervisory Board Members consulted the Accounting Auditor on key audit matters for discussion, received reports on the execution of audits and, when necessary, requested explanations regarding such reports.

Based on the above methods, we examined the business report and the accompanying detailed statements, the financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to non-consolidated financial statements) and the accompanying detailed statements as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity, and notes to consolidated financial statements) for this business term.

2.	Audit Results
(1)	Results of Audit of Business Report and Other Relevant Documents
(i)

We confirm that the business report and the accompanying detailed statements fairly represent the Company’s conditions in accordance with the related laws and regulations and Articles of Incorporation.

(ii)	We have found no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation with regard to the execution of duties by the Directors.
(iii)

We confirm that the content of the resolution of the Board of Directors regarding the Internal Control System is proper. In addition, we have found no matters on which to remark in regard to the description of the business report and the execution of duties by the Directors regarding the Internal Control System.

(2)	Results of Audit of Financial Statements and the Accompanying Detailed Statements
We confirm that the methods and results of the audit conducted by the Accounting Auditor, Deloitte Touche Tohmatsu LLC, are proper.

(3)	Results of Audit of Consolidated Financial Statements
We confirm that the methods and results of the audit conducted by the Accounting Auditor, Deloitte Touche Tohmatsu LLC, are proper.

February 9, 2022

Audit & Supervisory Board, Canon Inc.

Audit & Supervisory Board Member     Ryuichi Ebinuma

Audit & Supervisory Board Member     Hiroaki Sato

Audit & Supervisory Board Member     Yutaka Tanaka

Audit & Supervisory Board Member     Hiroshi Yoshida

Audit & Supervisory Board Member     Koichi Kashimoto

Note:

Audit & Supervisory Board Members, Yutaka Tanaka, Hiroshi Yoshida and Koichi Kashimoto are Outside Audit & Supervisory Board Members, as provided in Item 16, Article 2, and Paragraph 3, Article 335, of the Corporation Law.

REFERENCE

Activities of Sustainability

Canon has established the Sustainability Headquarters in May 2021, and has been leading efforts to address environmental and social issues.

(1) Climate Change

Canon has been working to reduce CO2 emissions throughout the product lifecycle encompassing the supply chain with the aim of achieving net zero CO2 emissions by 2050. Having set a group-wide goal of achieving an average improvement of 3% per year in the lifecycle CO2 emissions improvement index per product, we have attained a 42% improvement* (average improvement of 4.3% per year*) as of 2021 relative to 2008. This improvement is attributable to our having undertaken various environmental activities that include developing smaller and lighter products, streamlining logistics operations, engaging in energy-saving initiatives at production sites, developing products that are energy-saving during use, and recycling products. In addition, we have also achieved a 20% reduction* globally when it comes to the volume of CO2 emissions at operational sites, relative to levels in 2013 set by Japan as the base year for such targets. We disclose data related to such CO2 emissions every year and obtain third-party assurance.

Moreover, Canon has declared to endorse the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), and disclosed key information on climate change according to TCFD disclosure recommendations particularly by providing such details in our sustainability report and website.

* Preliminary figure

(2) Circular Economy

Canon has been a global pioneer since 1990 with our introduction of systems to collect and recycle used toner cartridges. We pursue product-to-product recycling in terms of recycling used products into new ones, and accordingly place our focus on initiatives that include remanufacturing of office MFDs—collecting and making them into products with good-as-new quality, and closed-loop recycling of toner cartridges. We have established a system for circulating resources within the same regions where they are consumed, which involves operations of recycling plants at our current five sites around the world in Japan, the United States, Germany, France and China.

(3) Respecting Human Rights

Recently, we are increasingly seeing new legislation on human rights, particularly in the United States and European nations, targeting corporations, and initiatives for respecting human rights being reflected in business requirements. Canon has been reinforcing initiatives such as educating its employees, conducting human rights due diligence, and establishing grievance mechanisms, while drawing up the “Canon Group Human Rights Policy,” expressing Canon Group’s commitment to initiatives for respecting and protecting human rights. Moreover, Canon is committed to fulfilling its corporate social responsibility within the supply chain and honoring its RBA Code of Conduct as a member of the Responsible Business Alliance (RBA), an industry coalition dedicated to ensuring socially responsible global supply chains.

Going forward, Canon will facilitate solutions to social challenges by actively working to help achieve a sustainable society through all of its corporate activities.

Lifecycle CO2 Improvement Index (Compared with 2008) 1.0 0.8 0.6 0.4 0.2 0.0 Lifecycle CO2 Emissions Improvement Index per Product CO2 Emissions at Operational Sites 42% Cumulative 50% improvement Cumulative improvement Target – 3% avg. yrly. Improvement Results – 4.3% avg. yrly. Improvement *2021 results are preliminary 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2030 CO2 Emissions at Operational Sites 1,500 1,000 500 0 2013 2014 2015 2016 2017 2018 2019 2020 2021 (1,000t-CO2) 20% reduction globally (2021 results compared with 2013) *2021 results are preliminary Collection of used parts Products made from reused parts and recycled plastic parts Reused parts Plastic parts made from recycled material Closed recycling Open material recycling and energy recovery Recycling site Flowchart of Circular Economy

REFERENCE

Topics

Canon develops SPAD sensor with world-highest 3.2-megapixel count

Canon’s proprietary pixel architecture detects and efficiently captures faint particles of light (photons), converts them into electric charges, and greatly multiplies the charges into a large number of electrons. Utilizing this architecture, the company has developed a SPAD (Single Photon Avalanche Diode) sensor with a pixel count of 3.2-megapixels, the world-highest*, that is capable of capturing color images even under low-light conditions of as little as 0.002 lux, which is darker than a starless night environment.

Because the SPAD sensor is capable of extremely high information processing speeds on the level of 100 picoseconds (10 billionth of a second), it can capture objects moving at high speeds, including photons. Canon expects to utilize this sensor in a wide range of applications including autonomous vehicles, diagnostic imaging devices for medical treatment and scientific precision measuring instruments.

*Among SPAD sensors. As of December 14, 2021. Based on Canon research.

Canon completes acquisition of Redlen Technologies Inc. as a wholly owned subsidiary
Redlen Technologies pursues development of Cadmium Zinc Telluride semiconductor detector modules

In September 2021, Canon acquired shares of Canadian company Redlen Technologies Inc., making it a wholly owned subsidiary.

Redlen Technologies possesses advanced technology used in Cadmium Zinc Telluride (CZT) semiconductor detector modules, which will play an important role in the development of Photon Counting CT (PCCT) systems, which is expected to be useful in next-generation diagnostic imaging systems. By bringing Redlen Technologies into the Canon Group, we will accelerate PCCT systems development and strengthen the business for CT systems and other diagnostic imaging systems. In addition, by providing CZT semiconductor detector modules to other medical equipment manufacturers, Canon will also strengthen its medical component business.

Tsuzuri Project produces and donates high-resolution facsimiles of the National Treasure “The Wind and Thunder Gods” and other works

High-resolution facsimile of the National Treasure “The Wind and Thunder Gods” (by Tawaraya Sotatsu)

The “Tsuzuri Project,” a joint project organized by Canon and the Kyoto Culture Association (NPO), is a social contribution activity that produces high-resolution facsimiles of valuable cultural assets that are not fully accessible to public eyes, for public viewing and use in a variety of settings. This allows more people to experience the works in person while preserving their originals.

In 2021 as part of the project’s Stage 14, the project donated high-resolution facsimiles of the National Treasure “The Wind and Thunder Gods” (by Tawaraya Sotatsu) and the National Treasure “Kujaku Myo’o (Mahamayuri)” to Kenninji Temple in Kyoto and the National Institutes for Cultural Heritage, respectively. The original works were photographed using the EOS R5 mirrorless camera. Canon’s latest technologies were used in the production process, including improved accuracy with the Canon’s unique color-matching system, to produce more faithful high-resolution facsimiles.

Canon Institute for Global Studies presents strategic proposals
Research Director Kunihiko Miyake speaking on the theme of “Geopolitics and Japan’s Major Strategies”

The Canon Institute for Global Studies, a think tank that conducts research activities, carries out investigations and analyses, and disseminates information from a global perspective on issues that Japan and the world will face in the future, with a focus on themes including “macroeconomics,” “natural resources, energy and the environment,” and “foreign affairs and national security.”

In 2021, the institute held online seminars and research conferences on international affairs, current issues and other themes. In addition, strategic proposals presented by the institute’s research fellows attracted the interest of many people. Going forward, the institute will continue its research and proposal activities to contribute to the development of Japan and the world.

The Map of the Place of the General Meeting of ShareholdersInformation about transportation Station: Shimomaruko Station of the Tokyu Tamagawa LineTokyo MetroTokyu Toyoko LineFukutoshin LineHiyoshiMusashi-kosugi Shin-maruko Den-en-chofuShibuyaJR Yokohama LineTamagawaTokyu Meguro LineTokyo Metro Namboku LineKikunaJR Nambu LineTokyu Tamagawa LineMeguroToei Mita LineShimomarukoJR Yamanote LineYokohamaHigashi-kanagawaJR Keihin-tohoku LineKawasakiKamataShinagawaMinatomirai LineThe route from Shimomaruko Station (About 10 minutes walk)Headquarters of the Company 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo1 After exiting from the station, turn left at McDonalds on the corner.2 Take the right at the junction of three roads.3 Turn right at Seven-Eleven convenience store on the corner and go straight. The main entrance of Canon Headquarters is on your right, across from a dry cleaners (Hakuyosha Company, Ltd.).Please note that no gift will be provided. Thank you for your understanding.Share Handling ProceduresFor inquiries Address changeRequests for purchase or sale of shares less than one unit Changing the method for receiving dividendsHow to receive non-received dividendsIf you hold shares through a securities company: If you dont hold shares through a securities company(*):Please contact the securities company where you have an account.Please contact Mizuho Trust & Banking Co., Ltd.Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507 0120-288-324 (Toll free, available in Japan only) Operating hours: 9:00 17:00 (Monday Friday, except national holidays)Cover photograph: Mount Fuji Photograph location: Fujinomiya-shi, Shizuoka Pref. Photographed using: EOS R5 RF70-200mm F2.8 L IS USM*For the sale of shares, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking Co., Ltd.Hakuyosha Company, Ltd. Main EntranceCanon Inc. HeadquartersPost Office3Seven-ElevenMekamaHospitalPachinko Parlor Seven-ElevenTo Kamata Ohta-Kumin Plaza To Tamagawa22 McDonalds1 Tokyu Tamagawa LineShimomaruko Station

TO OUR SHAREHOLDERS

INTERNET DISCLOSURE

FOR NOTICE OF CONVOCATION OF

THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FOR THE 121ST BUSINESS TERM

BUSINESS REPORT

Stock Acquisition Rights etc. of the Company

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Equity

Notes to Consolidated Financial Statements

NON-CONSOLIDATED FINANCIAL STATEMENTS

Non-Consolidated Statement of Changes in Net Assets

Notes to Non-Consolidated Financial Statements

Of the documents to be provided upon Notice of Convocation, the following documents have been posted on our website on the Internet (https://global.canon/en/ir/) to be provided to shareholders in accordance with laws and regulations and provisions of the Company’s Articles of Incorporation: “Stock Acquisition Rights etc. of the Company” of the Business Report; “Consolidated Statement of Equity” and “Notes to Consolidated Financial Statements” of the Consolidated Financial Statements, and; “Non-Consolidated Statement of Changes in Net Assets” and “Notes to Non-Consolidated Financial Statements” of the Non-Consolidated Financial Statements.

CANON INC.

BUSINESS REPORT

Stock Acquisition Rights etc. of the Company

Stock Acquisition Rights etc. Delivered as Compensation for Execution of Duties That Are Held by the Directors of the Company as of the End of This Term

1.	Name
Stock Acquisition Rights issued in May of 2018
2.	Price to Be Paid In (per Stock Acquisition Right)
294,800 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
May 2, 2018 to May 1, 2048
5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	113	Common stock	11,300 shares
Executive Vice President	2 persons	90	Common stock	9,000 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

1.	Name
Stock Acquisition Rights issued in April of 2019
2.	Price to Be Paid In (per Stock Acquisition Right)
228,100 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
April 27, 2019 to April 26, 2049
5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	292	Common stock	29,200 shares
Executive Vice President	2 persons	151	Common stock	15,100 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

1.	Name
Stock Acquisition Rights issued in May of 2020
2.	Price to Be Paid In (per Stock Acquisition Right)
145,900 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
May 2, 2020 to May 1, 2050
5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	226	Common stock	22,600 shares
Executive Vice President	2 persons	135	Common stock	13,500 shares

1

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

1.	Name
Stock Acquisition Rights issued in April of 2021
2.	Price to Be Paid In (per Stock Acquisition Right)
222,700 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
April 29, 2021 to April 28, 2051
5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	101	Common stock	10,100 shares
Executive Vice President	2 persons	60	Common stock	6,000 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

Note: Each of the above Stock Acquisition Rights are not allotted to Outside Directors and Audit & Supervisory Board Members.

Stock Acquisition Rights etc. Delivered During This Term to the Executive Officers of the Company as Compensation for Execution of Duties

1.	Name
Stock Acquisition Rights issued in April of 2021
2.	Price to Be Paid In (per Stock Acquisition Right)
222,700 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
April 29, 2021 to April 28, 2051
5.	Grantee, Number of Grantees, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Senior Managing Executive Officer	5 persons	65	Common stock	6,500 shares
Managing Executive Officer	11 persons	88	Common stock	8,800 shares
Executive Officer	16 persons	123	Common stock	12,300 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Equity	(Millions of yen) (For the year ended December 31, 2021)

	Common stock	Additional paid-in capital	Retained earnings			Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity
			Legal reserve	Other retained earnings	Total retained earnings
Balance at December 31, 2020	174,762	404,620	69,436	3,409,371	3,478,807	(324,789)	(1,158,369)	2,575,031	209,010	2,784,041
Equity transactions with noncontrolling interests and other		(62)						(62)	1,725	1,663
Dividends to Canon Inc. shareholders				(88,891)	(88,891)			(88,891)		(88,891)
Dividends to noncontrolling interests									(5,181)	(5,181)
Transfers to legal reserve		(1,429)	(1,421)	2,850	1,429			-		-
Comprehensive income:
Net income				214,718	214,718			214,718	16,122	230,840
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments						119,165		119,165	1,274	120,439
Net gains and losses on derivative instruments						(994)		(994)	22	(972)
Pension liability adjustments						54,824		54,824	1,684	56,508
Total comprehensive income (loss)								387,713	19,102	406,815
Repurchases and reissuance of treasury stock		(10)		(11)	(11)		3	(18)		(18)
Balance at December 31, 2021	174,762	403,119	68,015	3,538,037	3,606,052	(151,794)	(1,158,366)	2,873,773	224,656	3,098,429

<Notes to Consolidated Statement of Equity>
1. Number of issued shares as of December 31, 2021 1,333,763,464 shares
2. Payment for dividends
(1) Amount of dividends paid

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)	Record date	Effective date
March 30, 2021 Ordinary general meeting of shareholders	Common stock	41,831	40.00	December 31, 2020	March 31, 2021
July 28, 2021 Board of directors’ meeting	Common stock	47,060	45.00	June 30, 2021	August 27, 2021

(2) Dividends whose record date is included in the current fiscal year and effective date is after the current fiscal year-end.

Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Record date	Effective date
March 30, 2022 Ordinary general meeting of shareholders	Common stock	57,517	Retained earnings	55.00	December 31, 2021	March 31, 2022

3. Number of treasury shares for exercisable stock options as of December 31, 2021

    Common stock     286,500 shares

3

Notes to Consolidated Financial Statements

<Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements>

Significant Accounting Policies

1.	Principles of Consolidation and Investments Accounted for by the Equity Method

The number of consolidated subsidiaries was 329, and the number of affiliated companies accounted for by the equity method was 10 as of December 31, 2021.

2. Basis of Presenting Consolidated Financial Statements

The consolidated financial statements of Canon Inc. (“Canon”) are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) pursuant to the provision of paragraph 1, Article 120-3 of the Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the provision of the latter part of paragraph 1, Article 120, as applied mutatis mutandis pursuant to paragraph 3, Article 120-3.

3. Cash Equivalents

All highly liquid investments acquired with original maturities of three months or less from the date of purchase are considered to be cash equivalents.

4. Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Exchange differences are charged or credited to income. Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date and income and expense items are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are reported in other comprehensive income (loss).

5. Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the average method for domestic inventories and principally the first-in, first-out method for overseas inventories.

6. Investments

In accordance with the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 321 “Investments”, equity investments that are not consolidated or accounted for under the equity method are measured at fair value and changes are recognized in net income. Realized gains and losses are determined based on the average cost method. Held-to-maturity debt securities are recorded at amortized cost.

7. Property, Plant and Equipment of Depreciation Methods

Property, plant and equipment are depreciated principally by the declining-balance method.

8. Goodwill and Other Intangible Assets

In accordance with ASC 350 “Intangibles – Goodwill and Other”, goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually, or more frequently if indicators of potential impairment exist. Intangible assets with finite useful lives are amortized over the respective estimated useful lives. Software, patents and developed technology, and customer relationships are amortized using the straight-line method over the estimated useful lives, which range primarily from 3 years to 8 years for software, 5 years to 21 years for patents and developed technology and 7 years to 15 years for customer relationships.

9. Impairment of Long-Lived Assets

In accordance with ASC 360 “Property, Plant, and Equipment”, long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated sum of undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. Basis of Recording Allowances

(Allowance for credit losses)

In accordance with ASC 326 “Financial Instruments – Credit Losses”, an allowance for credit losses is provided based on a current expected credit loss model.

(Accrued pension and severance cost)

In accordance with ASC 715 “Compensation – Retirement Benefits”, pension and severance cost are accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) using the straight-line method over the average remaining service period of employees. Unrecognized prior service cost or credit is amortized using the straight-line method over the average remaining service period of employees.

11. Accounting of Taxes Collected from Customers

Taxes collected from customers and remitted to governmental authorities are excluded from revenues, cost and expenses in the consolidated statements of income.

12. Stock-Based Compensation

Canon measures stock-based compensation cost at the grant date, based on the fair value of the award, and recognizes the cost on a straight-line basis over the requisite service period.

13. Net Income Attributable to Canon Inc. Shareholders Per Share

Basic net income attributable to Canon Inc. shareholders per share is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during each year. Diluted net income attributable to Canon Inc. shareholders per share includes the effect from potential issuance of common stock based on the assumption that all stock options were exercised.

4

<Notes to Changes in Accounting Policies>

There was no recently adopted accounting guidance.

<Notes to Change in Presentation Method>

1. Presentation of short-term loans

Canon has changed the presentation of “Short-term loans related to financial services” separated from “Short-term loans and current portion of long-term debt” from the current fiscal year in the consolidated balance sheets. This change was made to enhance the presentation of the Company’s short-term borrowings for the users of the consolidated financial statements.

2. Presentation of allowance for credit losses

Canon has changed the presentation of allowance for credit losses as defined in Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments, from the current fiscal year.

3. Note to Accounting estimates

Notes to Accounting estimates is disclosed in the consolidated financial statements from the current fiscal year in accordance with the first paragraph of Article 102-3-2 of the Regulation on Corporate Accounting due to the amendment of the Regulation on Corporate Accounting.

<Notes to Accounting Estimates>

The following item is recorded based on the amount using accounting estimates, which may have significant impacts on the consolidated financial statements for the following fiscal year.

Impairment of Goodwill

1. Amounts included in the current year consolidated balance sheet Goodwill in the current year Consolidated Financial Statements was ¥953,850 million.

2. Other information that contributes to the Consolidated Financial Statements user’s understanding

Goodwill is not amortized, but is instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. All goodwill is allocated to the reporting units. If the carrying amount allocated to the reporting unit exceeds the fair value of the reporting unit, Canon recognizes an impairment charge in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

Fair value of a reporting unit is determined primarily based on the discounted cash flow analysis which involves estimates of projected future cash flows and discount rates. Estimates of projected future cash flows are primarily based on Canon’s forecast of future growth rates. Estimates of discount rates are determined based on the weighted average cost of capital, which considers primarily market and industry data as well as specific risk factors. Canon has completed its impairment test in the fourth quarter of 2021 and determined that there were no reporting units that were at risk of failing the impairment test as the fair value of each reporting unit substantially exceeded its respective carrying amount. As a result, a future reduction in cash flows of the related business, could trigger an impairment and may have a significant impact on the Consolidated Financial Statements for the following fiscal year.

A significant amount of goodwill was allocated to the Medical Reporting Unit, which was ¥537,183 million in the consolidated balance sheet for the current fiscal year. Future cash flows for the Medical Reporting Unit were based on a mid-term management plan that took into account the future market growth of medical equipment and economic growth in areas where Canon operates its medical business.

<Notes to Financial Instruments>

1. Status of Financial Instruments

Canon invests in low risk and short-term financial instruments.

Canon has certain financial instruments such as trade receivables and securities. Canon reduces the customer credit risk related to trade receivables in accordance with its credit management policy. At December 31, 2021, a major customer accounted for approximately 8% of consolidated trade receivables. Securities consist primarily of equity securities of the companies with which Canon has a business relationship. Derivative financial instruments are comprised principally of foreign exchange contracts to reduce the variable risk of foreign exchange rate. Canon does not hold or issue derivative financial instruments for speculative purposes.

2. Fair Value of Financial Instruments

The estimated fair values of Canon’s financial instruments as of December 31, 2021 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses. The fair values of these instruments approximate their carrying amounts. The following summary excludes non-marketable equity securities without readily determinable fair value at cost (balance sheet amount ¥6,661 million).

(Millions of yen)

	Carrying amount	Estimated fair value	Difference
Securities:
Held-to-maturity debt securities	2,164	2,167	3
Equity securities	29,249	29,249	-
Long-term debt, including current portion	(177,410)	(177,343)	67
Foreign exchange contracts:
Assets	65	65	-
Liabilities	(2,119)	(2,119)	-

The following methods and assumptions are used to estimate the fair value in the above table.

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Held-to-maturity debt securities

The fair values of held-to-maturity debt securities are mainly measured at the quoted market price.

Equity securities

The fair values of equity securities are mainly measured at the quoted market price.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

<Note to Real Estate for Rent and Others>

There was no significant item.

<Note to Revenue Recognition>

Canon generates revenue principally through the sale of office, imaging system and medical system products, industrial equipment, supplies and related services under separate contractual arrangements.

Revenue is recognized when, or as, control of promised goods or services transfers to customers in an amount that reflects the consideration to which Canon expects to be entitled in exchange for transferring these goods or services. Revenue from sales of office products and imaging system products is recognized upon shipment or delivery, depending upon when the customer obtains controls of these products. Revenue from sales of equipment that are sold with customer acceptance provisions related to their functionality including optical equipment and certain medical equipment is recognized when the equipment is installed at the customer site and the agreed-upon specifications are objectively satisfied. In addition, service revenue primarily generated from maintenance service contract is recognized over time as it satisfies the underlying performance obligation.

<Note to Business Combination>

On September 28, 2021, Canon acquired 87.0% of the issued shares of Redlen Technologies Inc. (“Redlen”), a Canada-based company, for the cash consideration of ¥31,640 million, making it a wholly owned subsidiary of Canon.

By acquiring Redlen, Canon will strengthen the medical systems business including CT systems and Canon will continue to contribute to the advancement of global diagnostic imaging through the medical component business.

The acquisition was accounted for using the acquisition method of accounting. Acquisition-related costs were expensed as incurred and were not material. Prior to the acquisition date, Canon held an investment in Redlen at a value of ¥1,252 million. Using step acquisition accounting, Canon remeasured the acquisition-date carrying value of its previously held equity investment at its fair value of ¥5,223 million using the fair value of Redlen’s issued shares on the acquisition date, which resulted in a gain of approximately ¥3,971 million, recorded in other, net of other income (deductions) in the consolidated statements of income.

The estimated fair values of the purchase price of the assets acquired and liabilities assumed at the acquisition date were ¥8,955 million for intangible assets, ¥4,432 million for current assets and noncurrent assets (excluding the intangible assets) and ¥5,350 million for liabilities. The residual amount of ¥28,826 million was recorded as goodwill.

<Note to Subsequent Event>

On January 5, 2022, Canon borrowed ¥70 billion under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

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NON-CONSOLIDATED FINANCIAL STATEMENTS

Non-Consolidated Statement of Changes in Net Assets	(Millions of yen) (For the year ended December 31, 2021)

	Shareholders’ equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
		Capital surplus	Retained earnings					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Net deferred gains (losses) on hedges
				Other retained earnings
	Common stock	Additional paid-in capital	Legal reserve	Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	174,762	306,288	22,114	4	3,609	1,249,928	624,166	(1,158,354)	1,222,517	2,930	(225)	536	1,225,758
Changes of items during the period
Transfer to reserve for special depreciation									-				-
Reversal of reserve for special depreciation				(3)			3		-				-
Transfer to reserve for deferral of capital gain on property									-				-
Reversal of reserve for deferral of capital gain on property					(135)		135		-				-
Dividends paid							(88,891)		(88,891)				(88,891)
Net income							227,999		227,999				227,999
Purchase of treasury stock								(17)	(17)				(17)
Disposal of treasury stock							(9)	20	11				11
Net changes of items other than shareholders’ equity									-	2,613	(11)	87	2,689
Total changes of items during the period	-	-	-	(3)	(135)	-	139,237	3	139,102	2,613	(11)	87	141,791
Balance at the end of current period	174,762	306,288	22,114	1	3,474	1,249,928	763,403	(1,158,351)	1,361,619	5,543	(236)	623	1,367,549

<Notes to Non-Consolidated Statement of Changes in Net Assets>
1. Number of issued shares as of December 31, 2021 1,333,763,464 shares
2. Classes and shares of treasury stock	(Shares)

Classes of stock	Balance at the beginning of current period	Increase	Decrease	Balance at the end of current period
Common stock	287,989,819	6,965	5,079	287,991,705

(Reason for change)

The increase of shares reflects the acquisition of 6,965 shares of the purchase of shares less-than-one-unit, requested by shareholders.

The decrease of shares reflects the transfer of exercise of 4,800 shares of stock options, and 279 shares of the sale of shares less-than-one-unit, requested by shareholders.

3. Payment for dividends

(1) Amount of dividends paid

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)	Record date	Effective date
March 30, 2021 Ordinary general meeting of shareholders	Common stock	41,831	40.00	December 31, 2020	March 31, 2021
July 28, 2021 Board of directors’ meeting	Common stock	47,060	45.00	June 30, 2021	August 27, 2021

(2) Dividends whose record date is included in the current fiscal year and effective date is after the current fiscal year-end.

Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Record date	Effective date
March 30, 2022 Ordinary general meeting of shareholders	Common stock	57,517	Retained earnings	55.00	December 31, 2021	March 31, 2022

4. Number of treasury shares for exercisable stock options as of December 31, 2021

    Common stock     286,500 shares

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Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies>

1. Valuation of Securities

(1)	Securities of subsidiaries and affiliates----stated at cost based on the moving average method.
(2)	Other securities:

Securities with quoted share price publicly available----stated at fair value (unrealized holdings gains and losses are reported in accumulated other comprehensive income, when sold, the cost is based on the moving average method).

Securities without quotation----stated at cost using the moving average method.

2. Valuation of Inventories

Inventories valued at cost using the periodic average method (amount shown in the balance sheet is reported at lower of cost or market).

3. Depreciation Method of Fixed Assets

(1)

Property, plant and equipment (excluding lease assets)----calculated by the declining-balance method. For buildings (excluding fixtures) acquired on or after April 1, 1998, depreciation is calculated by the straight-line method.

(2)

Intangible fixed assets----calculated by the straight-line method. With regard to software for sale, calculated based on the estimated marketable period in consideration of projected future revenue of the relevant products of the relevant products (3 years), and with regard to internal-use software, calculated based on the estimated useful period in Canon Inc. (“Canon”) (5 years). Goodwill is amortized using the straight-line method over 20 years based on the estimated period for each acquired business during which the excess earning power is maintained.

(3)	Lease assets----calculated by the straight-line method. The contractual lease period is determined as the useful life of each lease asset.

4. Basis of Recording Allowances

(1)	Allowance for doubtful receivables----provided as provision for estimated uncollectible receivables.
----General accounts
Allowances are provided using a rate determined by credit loss history.

----Allowance for accounts considered to be uncollectible and accounts in bankruptcy filing are provided for the individual estimated uncollectible amounts, primarily determined based on the respective customer’s financial conditions.

(2)	Accrued warranty expenses----provided as general provision for after-sales services and free-of-charge repair service costs on an estimated amount based on the historical costs.
(3)	Accrued bonuses for employees----provided as general provision for bonuses to employees based on an amount expected to be paid.
(4)	Accrued directors’ bonuses----provided as general provision for bonuses to directors based on an amount expected to be paid.
(5)

Accrued pension and severance cost----provided as general provision for employee retirement and severance benefits based on projected benefit obligation and plan assets as of December 31, 2021. Prior service cost and actuarial gains and losses are amortized using the straight-line method over the average remaining service periods of employees.

(6)

Reserve for environmental provision----provided as general provision for the future environmental-related cost, such as construction costs to prevent the proliferation of soil pollution, and also clean-up costs of hazardous substances based on the related regulations.

(7)	Accrued long-service rewards for employees----provided as general provision for rewards to long-service employees in accordance with management policy based on an amount expected to be paid.

5. Hedge Accounting

(1)	Hedge accounting----Deferral hedge accounting has been applied.
(2)	Hedging instruments and hedged items
Hedging instruments----derivative transactions (foreign exchange contract)
Hedged items----accounts receivable denominated in foreign currency for forecasted transactions.
(3)

Hedge policy----Derivative financial instruments are comprised principally of foreign exchange contracts to hedge the currency risk in accordance with the Canon’s policy. Canon does not hold derivative financial instruments for trading purpose.

(4)

Assessment of hedge effectiveness----As the substantial terms of hedging instruments and of hedged items are the same, the fluctuations of foreign currency exchange rates are offset by each other at the hedge’s inception and on an ongoing basis. Hedge effectiveness is assessed by verifying those relationships.

6. Notes to Others

(1)	Consumption Taxes----excluded from the statements of income and are accumulated in other receivables or other payables.
(2)	Consolidated corporate-tax system----applied

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<Notes to Changes in Method of Presentation>

Notes to Significant Accounting Estimates are presented in the financial statements due to the adoption of “Accounting Standard for Disclosure of Accounting Estimates” (Accounting Standards Board of Japan (“ASBJ”) Statement No.31, March 31, 2020) from the financial statements at December 31, 2021.

<Notes to Accounting Estimates>

The following item is recorded based on the amount using accounting estimates which may have material impacts on the financial statements for the future periods.

Valuation of Investments in affiliated companies for which the fair value is difficult to determine.

1. Amount recorded on the balance sheet as of December 31, 2021.

Investments in affiliated companies    1,599,642 million yen

(Of the reported amount, 1,465,244 million yen pertains to investments in affiliated companies for which fair value is difficult to determine.)

2. Other information that contributes to the understanding of the users of the Financial Statements with regard to the estimate.

The net asset value of subsidiaries for which it is difficult to determine its fair values is calculated by taking into account excess earning power, which is based on the financial statements and business plans of the subsidiaries. Excess earning power is measured mainly based on estimated future cash flows of the subsidiaries and estimated discount rates. Estimates of future cash flows are based primarily on projections of future growth rates. Discount rate estimates are primarily based on relevant market and industry data and the weighted average cost of capital, taking into account specific risk factors.

The net asset value of the subsidiary’s shares is not significantly lower than the acquisition cost, and the Company has determined that an impairment loss on the subsidiary’s shares is not necessary.

However, if future cash flows of the subsidiary decrease more than expected due to changes in the uncertain economic environment in the future, an impairment loss may be recognized, which may have a material impact on the financial statements for the following fiscal year.

Investment in a subsidiary, Canon Medical Systems Corporation (“CMSC”), represents a significant investment of the Company, and is recorded at 658,304 million yen in the current fiscal year financial statements. We estimated the future cash flows for CMSC based on a mid-term management plan developed by considering the expected market growth of medical equipment products and macro-economic growth of relevant regions.

<Notes to Deferred Income Tax>

Major Items of Deferred Tax Assets and Liabilities

(Deferred tax assets)	(millions of yen)
Accrued pension and severance cost	17,514
Investments in subsidiaries	7,365
Loss on valuation of inventories	2,031
Outstanding enterprise tax	1,695
Depreciation of fixed assets in excess of limit	13,549
Excess in amortization of software	5,600
Amortization of deferred charges in excess of limit	13,171
Other	10,753
Subtotal deferred tax assets	71,678
Valuation reserve	(9,382)
Total deferred tax assets	62,296
(Deferred tax liabilities)
Reserve for deferral of capital gain on property	(1,525)
Other	(4,144)
Total deferred tax liabilities	(5,669)
Net deferred tax assets	56,627

(Note)	Application of Tax Effect Accounting for the transition from the consolidated corporate-tax system to the group tax sharing system.

In regard to the transition to the group tax sharing system created in the “Act for Partial Amendment of the Income Tax Act, etc.” (Act No.8 of 2020) and accounting items for which the single-entity taxation system was revised in line with the transition to the group tax sharing system, the amounts of deferred tax assets and deferred tax liabilities are based on the provi-sions of the laws on taxation prior to amendment, and the provisions of Paragraph 44 of the “Guidance on Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan Guidance No.28 of February 16, 2018) have not been applied, in accordance with the treatment provided for in Paragraph 3 of “Treatment of Tax Effect Accounting for the Tran-sition from the Consolidated Taxation System to the Group Tax Sharing System”( ASBJ Practical Issues Task Force (“PITF”) No.39 of March 31, 2020).

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<Notes to Transaction with Related Parties>	(Millions of yen)

Nature	Company name	Ratio of voting rights held by the Company	Relationship with the Company	Transaction details	Transaction amount	Item	Balance as of December 31, 2021
Subsidiary	Canon Marketing Japan Inc.	(Possession) Direct: 58.5% Indirect: 0.0%	Borrowings of funds	Borrowings of funds	-	Short-term loans payable	180,000
Subsidiary	Oita Canon Inc.	(Possession) Direct: 100%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	146,954	Accounts payable	40,226
Subsidiary	Canon Finetech Nisca Inc.	(Possession) Direct: 100%	Borrowings of funds	Repayment of funds	16,540	Short-term loans payable	42,492
Subsidiary	Canon Tokki Corporation	(Possession) Direct: 100%	Borrowings of funds Interlocking directorate	Repayment of funds	17,943	Short-term loans payable	35,292
Subsidiary	Canon U.S.A., Inc.	(Possession) Direct: 100%	Sales of the Company’s products Borrowings of funds Interlocking directorate	Sales of the Company’s products	390,485	Accounts receivable	71,155
				Borrowings of funds	5,804	Short-term loans payable	57,954
Subsidiary	Canon Europa N.V.	(Possession) Indirect: 100%	Sales of the Company’s products Borrowings of funds Interlocking directorate	Sales of the Company’s products	377,003	Accounts receivable	57,433
				Repayment of funds	6,869	Short-term loans payable	179,433
Subsidiary	Canon Singapore Pte. Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Borrowings of funds Interlocking directorate	Sales of the Company’s products	182,600	Accounts receivable	8,717
				Borrowings of funds	2,776	Short-term loans payable	89,716
Subsidiary	Canon (China) Co., Ltd.	(Possession) Direct: 100%	Borrowings of funds Interlocking directorate	Borrowings of funds	26,613	Short-term loans payable	69,809
Subsidiary	Canon Vietnam Co., Ltd.	(Possession) Direct: 100%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	148,719	Accounts payable	42,118

Conditions of transactions and policy regarding determination of conditions of transaction.

(Note 1)	The transactions above are determined on a fair value basis.
(Note 2)	Consumption taxes are excluded from the transaction amount, however, included in the bal-ance at December 31, 2021.
(Note 3)

The loans payable from Canon Marketing Japan Inc., Canon Finetech Nisca Inc., Canon Tokki Corporation, Canon U.S.A., Inc., Canon Europa N.V. , Canon Singapore Pte. Ltd. and Canon (China) Co., Ltd. is intended to make best use of the funding in the Canon Group.

Transaction amount shows net borrowings and repayment. The interest payments are deter-mined reasonably based on market interest rates.

(Note 4)	Ratio of voting rights held by Canon for “Indirect” of Canon Marketing Japan Inc. shows as 0.0% as the ratio is less than the first decimal point.

<Note to Revenue Recognition>

Canon generates revenue principally through production and sales of office and imaging system products and industrial equipment under the separate contractual arrangements. Revenue is recognized when, or as, control of promised goods transfers to customers in an amount that reflects the consideration to which Canon expects to be entitled in the exchange for trans-ferring these goods.

Revenue from sales of office products and imaging system products is recognized upon shipment or delivery, depending upon when the customer obtains control of those products. Revenue from sales of equipment such as semiconductor lithography equipment and FPD lithography equipment, that requires customer acceptance related to their functionality, is recognized when the equipment is installed at the customer site and agreed-upon specifications are objectively satisfied.

<Note to Subsequent Event>

On January 5, 2022, Canon borrowed ¥70 billion under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

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